Table of Contents

Filed Pursuant to Rule 253(g)(1)

File No. 024-12157

Greene Concepts, Inc.

1,500,000,000 Units

Each Unit Consisting of 3 Shares of Common Stock and 2 Warrants to Purchase

One Share Each of Common Stock Exercisable at $0.01 Per Warrant

This Post-Qualification Offering Circular Amendment No. 4 (the “PQA”) amends the Offering Circular of Greene Concepts, Inc., a New York corporation (“we” or the “Company”), dated March 30, 2023, and qualified on April 3, 2023, Post-Qualification Offering Circular Amendment No. 1 dated October 23, 2023, Post-Qualification Offering Circular Amendment No. 2 dated January 26, 2024, and qualified on February 28, 2024, and Post-Qualification Offering Circular Amendment No. 3 dated October 14, 2024, and qualified on October 22, 2024, as may be amended and supplemented from time to time, to: (a) extend the expiration date of this offering to March 1, 2025; (b) add 800,000,000 Units, for a revised maximum of 1,500,000,000 Units; (c) revised the exercise price of the warrants included in the Units to $0.001 per share; and (d) revise the offering price of the 1,022,166,667 Units that remain unsold (the “Remaining Units”) to $0.00099 per Remaining Unit.

We are offering 1,500,000,000 units of our securities (the “Units” or the “Offered Units”), with each Unit consisting of 3 Shares of Common Stock, par value $0.0001 (the “Common Stock”), and 2 warrants (each a “Warrant”) to purchase one share each of Common Stock (each, a “Warrant Share”) exercisable at $0.001 per Warrant, of which 477,833,333 Units have been sold for cash in the total amount of $1,517,000 and of which 1,022,166,667 Units, the Remaining Units, are being offered at a fixed price $0.00099 per Remaining Unit. The Units are being offered by our company on a best-efforts basis with no minimum offering required, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”).

Through the sale of the Offered Units, the Company is offering a maximum of 7,500,000,000 shares of Common Stock, including the Warrant Shares. Once a Unit is purchased by an investor, such investor may separately transfer the Common Stock and the Warrant comprising the Units, at such investor’s discretion. The Warrants are exercisable upon purchase. Once the Units offered by the Company are qualified by the SEC, the Common Stock and Warrants comprising the Units, including the Warrant Shares, will have been qualified.

Please be advised that due to the ownership of super voting rights by our management team in the form of Preferred Shares, your voting rights as a common shareholder will be substantially limited.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer the Units, including the Remaining Units, on a best-efforts basis. As there is no minimum offering, upon the acceptance of any subscription received pursuant to this PQA, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this PQA. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Units, including the Remaining Units, by the Company.

The Company, by determination of the Board of Directors, in its sole discretion, may issue the Units, including the Remaining Units, in this offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. The aggregate offering price will be based on the price at which the Units are offered for cash. Any portion of the aggregate offering price or aggregate sales attributable to cash received in a foreign currency will be translated into United States currency at a currency exchange rate in effect on, or at a reasonable time before, the date of the sale of the Offered Units. If Offered Units are not sold for cash, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made.

This offering commenced on April 3, 2023, and will terminate as indicated herein. This offering will be a continuous offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis by our company, which means our officers will use their commercially reasonable best efforts in an attempt to offer and sell the Units. Our officers will not receive any commission or any other remuneration for these sales. In offering the Units, including the Remaining Units, on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This PQA shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Our Common Stock is traded in the OTCMarket Pink Open Market under the stock symbol “INKW.” On June 11, 2025, the closing price of our Common Stock was $0.0008 per share.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

Title of class of Securities offered	Total Number of Units Offered	Number of Units Sold to Date	Proceeds to Company to Date(1)	Number of Remaining Units to Be Sold	Price to Public of Remaining Units to Be Sold	Proceeds to Company from Remaining Units(1)	Commissions(2)	Total Proceeds to Company(3)
Units(4)	1,500,000,000	477,833,333	$1,517,000	1,022,166,667	$0.00099	$1,011,945	$-0-	$2,528,945

(1) Does not reflect payment of expenses of this offering, which are estimated to be $100,000 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of Blue Sky compliance, and actual out-of-pocket expenses incurred by our company selling the Offered Units.

(2) Our company is offering the Offered Units without an underwriter and will not pay any commissions for the sale of Offering Units in this offering.

(3) Assuming the sale of all 1,022,166,667 Remaining Units; does not include the exercise of any Warrants. See “Use of Proceeds.”

Investing in the Offered Units involves risks. Greene Concepts, Inc. currently has limited operations, limited income, and limited assets, is in unsound financial condition, and you should not invest unless you can afford to lose your entire investment. See “Risk Factors” beginning on page 4. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Units or determined if this PQA is truthful or complete. Any representation to the contrary is a criminal offense.

Our Board of Directors used its business judgment in establishing the offering price of $0.00099 per Remaining Unit. The offering price per share bears no relationship to our book value or any other measure of our current value or worth.

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THIS PQA DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS PQA, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PQA OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This PQA is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Post-Qualification Amendment Offering Circular No. 4 dated June 12, 2025.

THIS PQA MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this PQA offering circular. We have not authorized anyone to provide you with any information other than the information contained in this PQA. The information contained in this PQA is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this PQA nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this PQA. This PQA will be updated and made available for delivery to the extent required by the federal securities laws.

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SUMMARY

This summary highlights information contained elsewhere in this PQA. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire PQA carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, each included elsewhere herein.

Our Company

Overview

Our company name is Greene Concepts, Inc. We are headquartered in Marion, North Carolina. We are a New York corporation that was incorporated on August 18, 1952 and previously operated as Tech-OHM Resistor Corporation, Tech-OHM Electronics, Inc., International Citrus Corporation, Princeton Commercial Holdings, Inc., Eurowind Energy, Inc., First Petroleum and Pipeline Inc., and Luke Entertainment, Inc. Since our inception, we have operated different businesses under these different names before changing our name to Greene Concepts, Inc. and engaging in our current business line. Through our wholly-owned subsidiary, Mammoth Ventures Inc., (“Mammoth”), we are now a bottling and beverage company committed to providing the world with high quality, healthy, and enhanced beverage choices. Our beverage and bottling facility is located in Marion, North Carolina. The facility is a 55,000 square foot bottling and beverage plant that is located within the boundaries of the Pisgah National Forest. The bottling facility has as its water sources a combination of seven (7) spring and artesian wells that are fed from a natural aquifer that is located deep below the Pisgah National Forest. We are focused on producing spring and artesian water, Additionally, we expect that Mammoth will act as a third-party producer and bottler of "white label" beverage and water products. White label bottling services are provided for clients that desire to market their own product formulations, brand name and labeling while outsourcing the production and bottling of their products to Mammoth.

Before acquiring Mammoth on February 6, 2019, we operated our legacy business, which was the manufacture and distribution of a line of 25 high quality consumer focused inkjet kits. On April 30, 2019, our board of directors made a determination to wind down our legacy business and to transition into the beverage and bottling business.

On February 6, 2019, we entered into a Stock Purchase Acquisition Agreement and Merger Agreement and Promissory Note Agreement with BNL Capital LLC (“BNL Capital”). Pursuant to the terms of the agreement, BNL Capital agreed to sell 100% of the outstanding shares of Mammoth to us for a purchase price of $1,350,000. Mammoth acquired certain assets of the defunct business formerly referred to as “North Cove Springs Bottling and Beverage,” which includes the Marion, North Carolina bottling facility and related assets. We financed the acquisition through a secured promissory note in the amount of $1,350,000 in favor of BNL Capital. The promissory note was secured by 100% of the outstanding shares of Mammoth that are owned by our company. See “Description of Business – Terms of Acquisition of Mammoth Ventures, Inc.” for a description of the terms of our acquisition of Mammoth.

On March 5, 2021, the Company paid $200,000 to BNL Capital to satisfy the remaining obligations owed to BNL Capital. BNL Capital also cancelled 7,500,000 shares of Series A Preferred Stock of the Company owned by BNL Capital.

Upon acquiring Mammoth, we began the process of performing required maintenance to revitalize all the equipment and facility infrastructure in order to relaunch production at the plant. At the time of the acquisition all of the plant equipment was in good condition although the equipment had not operated for several years and it did require a thorough inspection and light maintenance to assure proper operation when the bottling lines are relaunched. At the time of the acquisition, we hired, Kenneth Porter, a 30+ year veteran of the beverage and bottling industry, as plant manager to oversee operations as well as the revitalization and expected relaunch of the facility.

The Food and Drug Administration, or FDA, requires adherence to current good manufacturing practice (“CGMP”), regulations for the processing and bottling of bottled drinking water, which includes facility inspection and documentation of corrective measures and reporting requirements, as well as new requirements for hazard assessments and food safety, or HACCP, plans mandated by the Food Safety and Modernization Act (“FSMA”). Final preparations for inspection are underway, including building and facility maintenance such as pressure washing, painting, general cleaning, and minor building repairs.

In addition to complete cleaning and maintenance of the 55,000 square foot facility, standard operating policies and procedures must be documented in accordance with federal legislation. This documentation includes conducting and reporting of microbial testing of source water and any finished product, which must be completed prior to initiating filling and packaging of bottles for shipment from our production lines.

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As of April 6, 2020, the Company’s, through its wholly owned subsidiary Mammoth, production facility is fully operational after the Company spent 16 months restoring the production facility in Marion, North Carolina (the “Marion Facility”). The Marion Facility currently has the capacity to produce 192 million bottles or 8 million cases annually (with current equipment). The Marion Facility has space for additional capacity.

On February 17, 2021, Mammoth paid off all mortgage liens and obligations for the Marion Facility, equipment and property and has received a certificate of satisfaction from the lien holder. The certificate of satisfaction is being filed with the McDowell County Registry of Deeds which will remove all liens or encumbrances from the Marion Facility deed.

On or about June 14, 2021, the Company amended its Certificate of Incorporation to increase the number of authorized shares to ten billion (10,000,000,000) and create the Series B Convertible Preferred Stock with one thousand (1,000) shares authorized. Each share of Series B Convertible Preferred Stock will be convertible into one hundred million (100,000,000) shares of the Corporation’s common stock.

The Company has launched its CBD infused drink “Happy Mellow” beverage. The product is produced by our co-packers.

Disaster recovery efforts led by the federal government through Federal Emergency Management Agency, state government emergency response programs, and city or county emergency response programs require entities to be registered and cleared thru the System for Award Management (SAM). The Company successfully completed validation requirements and currently is awaiting issuance of Commercial and Government Entity Codes (“CAGE codes”). CAGE codes are unique identifier assigned to suppliers to various government or defense agencies and provide a standardized method of identifying a given facility at a specific location. Greene Concepts Inc. expedited application efforts in order to become registered and available to provide assistance for any disaster or emergency relief efforts. The Company’s Marion bottling facility is a strategically important asset by possessing a total of seven (7) operational wells. The Marion Facility is located within the Pisgah National Forest with an enormous source of pure spring water accessed from the aquifer located deep below the national forest. While the bottling facility can operate at full capacity with a single primary well the Company’s facility has the unique strategic advantage of having six additional operational wells as backup in the unlikely event of any system failures with the primary or any other well.

Corporate Information

Our principal executive offices are located at 13195 U.S. Highway 221 N, Marion, North Carolina, 28752 and our telephone number is (844) 889-2837. We maintain a website at www.greeneconcepts.com. Information available on our website is not incorporated herein.

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The offering

Securities being offered:	We are offering 1,500,000,000 units of our securities (the Units), with each Unit consisting of 3 Shares of Common Stock, par value $0.0001 (the Common Stock), and 2 warrants (the Warrants) to purchase one share each of Common Stock (the Warrant Shares) exercisable at $0.001 per Warrant, of which 477,833,333 Units have been sold for cash in the total amount of $1,517,000 and of which 1,022,166,667 Units (the Remaining Units) are being offered at a fixed price $0.00099 per Remaining Unit.

Minimum subscription:	There is no minimum subscription.

Shares outstanding before the offering:	As of the date of this PQA, there are 3,548,167,506 shares of Common Stock issued and outstanding, 888,390 shares of Preferred Class A Stock issued and outstanding and 60 shares of Preferred Class B Stock issued and outstanding.

Shares outstanding after the offering:(1)

Assuming the sale of all of the Remaining Units and the exercise of all Warrants included in the Units, including in the Remaining Units, there will be 8,659,000,841 shares of Common Stock issued and outstanding, 888,390 shares of Preferred Class A Stock issued and outstanding and 60 shares of Preferred Class B Stock issued and outstanding.

Number of Warrants to be outstanding after the offering:	Assuming the sale of all of the Remaining Units, there will be 3,000,000,000 Warrants issued and outstanding.

Number of shares of Common Stock underlying the Units:

A total of 4,500,000,000 shares of Common Stock are included in the Offered Units, including the Remaining Units, and an additional 3,000,000,000 shares of Common Stock underlie the Warrants, if the maximum amount of Offered Units are sold and all the Warrants are exercised. The total number of shares of our common stock outstanding assumes that the maximum number of units each containing shares of our common stock and warrants is sold in this offering and that all the warrants are exercised.

Price per unit:	$0.00099

Maximum offering amount:	We are offering a total 1,500,000,000 Offered Units, including the 1,022,166,667 Remaining Units, at $0.00099 per Unit, for a total of $2,528,945 in proceeds from sales of the Offered Units, with up to an additional $3,000,000 in proceeds from the exercise of Warrants (See “Distribution”). We will not raise more than $5,528,945 in gross proceeds in this offering.

Best efforts offering:	The Offered Units are being offered on a “best efforts” basis through our Chief Executive Officer, Leonard M. Greene, who will not receive any discounts or commissions for selling the Offered Units. There is no minimum number of Offered Shares that must be sold in order to close this offering.

Restrictions on investment amount:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

No Escrow account:	We have not engaged an escrow agent for this offering. Funds invested will be deposited directly into our company’s operating account and immediately available for our use.

Termination of the offering:	This offering commenced on April 3, 2023, and will terminate at the earlier of: (1) the date on which all of the Remaining Shares have been sold, (2) March 1, 2026, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Use of proceeds:	If we sell all of the Offered Units, including the Remaining Units, and assuming the exercise of all of the Warrants, our net proceeds in this offering (after our estimated offering expenses) will be approximately $5,428,945. We will use these net proceeds for working capital and other general corporate purposes. (See “Use of Proceeds”).

Market for our Common Stock:	Our Common Stock is currently quoted on the OTC Pink Market under the trading symbol “INKW”.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this PQA and other information included in this PQA for a discussion of factors you should carefully consider before deciding to invest in our Offered Units.

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RISK FACTORS

Investing in our shares involves a significant degree of risk. In evaluating our company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this PQA. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the most significant factors that make this offering speculative or substantially risky. We are still subject to all the same risks that all companies in our industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business, Operating Results and Industry

We have a history of operating losses and there is a substantial doubt about our ability to continue as a going concern.

For the six months ended January 31, 2025 and 2024, we reported net losses of $53,926 (unaudited) and $430,108 (unaudited), respectively, and negative cash flow from operating activities of $7,193 (unaudited) and $192,854 (unaudited), respectively. For the fiscal years ended July 31, 2024 and 2023, we reported net losses of $241,886 (unaudited) and $1,399,672 (unaudited), respectively, and negative cash flow from operating activities of $732,897 (unaudited) and $1,313,051 (unaudited), respectively. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits, as well as our dependence on private equity and financings, there is a substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Ability to Continue as a Going Concern.”

We will need additional financing to execute our business plan which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

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Our success depends on the services of our Chief Executive Officer, the loss of whom could disrupt our business.

We depend to a large extent on the services of our CEO, Mr. Leonard Greene. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. The loss of the service of Mr. Greene and the failure to find timely replacements with comparable experience and expertise could disrupt and adversely affect our business.

Our current CEO and Director, Leonard Greene beneficially owns approximately 33% of the outstanding shares of Series B Preferred Stock, which accounts for approximately 26.6% of the total voting rights of the Common Stock. The holders of the Series B Preferred Stock control, as a group, 80.0% of the voting rights of all shareholders. As a result, the holders of the Series B Preferred Stock have substantial voting power in all matters submitted to our stockholders for approval including:

•	Election of our board of directors;

•	Removal of any of our directors;

•	Amendment of our Certificate of Incorporation or bylaws;

•	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

Leonard Greene, the Company’s Chief Executive Officer and member of the Company’s Board of Directors own approximately 33% of the Company’s Series B Preferred Stock. Each share of Series B Preferred stock is entitled to one hundred million (100,000,000) votes per share on all matters to be voted at any annual or special meeting of the shareholders of the Corporation or action by written consent of shareholders. The Series B Preferred Stockholders together control 80.0% of the voting rights of all shareholders. As a result, the Series B Preferred Stockholders have substantial voting power in all matters submitted to our stockholders. The Series B Preferred Stockholders together are able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by them could affect the market price of our Common Stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease. The Series B Preferred Holders’ stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Although dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on Leonard Greene in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Leonard Greene dies or becomes disabled, we will not receive any compensation to assist with his absence. The loss of Leonard Greene could negatively affect us and our operations.

We face significant competition for our beverage and bottling business.

The commercial beverage and bottling industry is highly competitive and we compete with a number of other companies that provide similar products. Our ability to compete successfully in the commercial beverage industry and to manage our planned growth will depend primarily upon the following factors:

•	maintaining continuity in our management and key personnel;
•	ability to react to competitive product and pricing pressures;
•	the strength of our brand;
•	the ability to expand into specialized bottling, including carbonated beverages, unique sizes and shapes;
•	increasing the productivity of our future sales employees;
•	effectively marketing and selling our products;
•	acquiring new customers for our products;
•	ability to respond to complaints if necessary;
•	developing and improving our operational, financial and management controls;
•	developing and improving our information reporting systems and procedures; and
•	the design and functionality of our products.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and may have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations, which may lead to lower customer satisfaction, decreased demand for our solutions, loss of market share or reduction of operating profits.

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Changes in the non-alcoholic beverage business environment and retail landscape could adversely impact our financial results.

The non-alcoholic beverage business environment is rapidly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the non-alcoholic beverage retail landscape is very dynamic and constantly evolving, not only in emerging and developing markets, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed markets, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success. A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as the publicity. If we do not adjust to respond to these and other changes in customer preferences, our sales may be adversely affected. In addition, a failure to obtain any required regulatory approvals for our proposed products could have a material adverse effect on our business, operating results and financial condition.

Our business is sensitive to public perception. If any product proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding their safety or effectiveness, then our image in the marketplace would be negatively impacted.

Our results of operations may be significantly affected by the public's perception of our company and similar companies. Our business could be adversely affected if any of our products or similar products distributed by other companies proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding the safety or effectiveness of our products or any similar products. If our products suffer from negative consumer perception, it is likely to adversely affect our business and results of operations.

Consumers may have preconceptions about the health benefits of spring water; such health benefits are not guaranteed or proven.

Health benefits of spring water are not guaranteed and have not been proven. Although we do not market our products as having any potential health benefits, there is a consumer perception that drinking spring water has beneficial health effects. Consequently, negative changes in consumers' perception of the benefits of spring water or negative publicity surrounding spring water may result in loss of market share or potential market share and hence, loss of your investment. We are also prohibited from touting unconfirmed health benefits in our advertising and promotional activities for the products, both directly and indirectly through claims made by third-party endorsers when those endorsers have a material connection to our company.

Water scarcity and poor quality could negatively impact our production costs and capacity.

Water is the main ingredient in our products. It is also a limited resource, facing unprecedented challenges from overexploitation, increasing pollution, poor management, and climate change. As demand for water continues to increase, as water becomes scarcer, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues in the long run.

Adverse weather conditions could reduce the demand for our products.

The sales of our products are influenced to some extent by weather conditions in the markets in which we operate. Unusually cold or rainy weather during the summer months may have a temporary effect on the demand for our products and contribute to lower sales, which could have an adverse effect on our results of operations for such periods.

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Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations (whether or not valid) of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to products in our portfolio may reduce demand for such products, and cause production and delivery disruptions or increase costs, each of which could adversely affect our business, reputation, financial condition or results of operations. If any of the products in our portfolio are mislabeled or become unfit for consumption or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety (particularly as we expand our portfolio into new categories) or to comply with changing food safety requirements, we could decide to, or be required to, recall products or withdraw from the marketplace and/or we may be subject to liability or government action, which could result in payment of damages or fines, cause certain products in our portfolio to be unavailable for a period of time, result in destruction of product inventory, or result in adverse publicity (whether or not valid), which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for consumption are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio. Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, bottlers, distributors or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We regularly evaluate potential expansion into international markets, and any expansion into such international operations could subject us to risks and expenses that could adversely impact our business, financial condition and results of operations.

To date, we have not undertaken substantial commercial activities outside of the United States. We have evaluated, and continue to evaluate, potential expansion into certain other international markets. If and when we seek to expand internationally in the future, our sales and operations would be subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in legal and regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences, and difficulty in complying with foreign laws and regulations, as well as U.S. laws and regulations that govern foreign activities. Economic uncertainty in some of the geographic regions in which we might operate could result in the disruption of commerce and negatively impact our operations in those areas. Also, if we choose to pursue international expansion efforts, it may be necessary or desirable to contract with third parties, and we may not be able to enter into such agreements on commercially acceptable terms or at all. Further, such arrangements may not perform to our expectations, and we may be exposed to various risks as a result of the activities of our partners.

The forecasts of market growth included in this PQA may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts contained in this PQA may prove to be inaccurate. Even if these markets experience the forecasted growth described in this PQA, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this PQA should not be taken as indicative of our future growth.

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Reductions in future sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect future market acceptance and profitability of our products:

•	the introduction of additional competitive or alternative beverage products or white label bottlers;
•	changes in consumer preferences among commercial beverages products;
•	changes in awareness of the environmental impact of commercial beverages products;
•	the level and effectiveness of our sales and marketing efforts;
•	any unfavorable publicity regarding our products or services;
•	any unfavorable publicity regarding our future brands;
•	litigation or threats of litigation with respect to our future products or services;
•	the price of our products or services compared to those of our competitors;
•	price increases resulting from rising commodity costs;
•	regulatory developments affecting the manufacturing or marketing of our products;
•	any changes in government policies and practices related to our products; and

Adverse developments with respect to the manufacturing or sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We will rely on other companies to provide materials for our products.

We will depend on suppliers, co-packers, and subcontractors to meet our contractual obligations to our future customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our future products may be adversely impacted if companies from whom we acquire such items do not provide materials which meet required specifications and perform to our and our customers’ expectations. Our distributors and suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we may rely on only one or two distributors or suppliers for a particular material.

We plan to source certain materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers will be available, the loss of any of our future material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the expected economics of these agreements could expose us to significant cost increases in future years.

Substantial disruption to a future distributors’ or suppliers’ manufacturing facilities could occur.

A disruption in production at a future distributors’ or suppliers’ manufacturing facilities could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant amount of time to start production, each of which could negatively affect our business and results of operations.

Increased costs could affect our company.

An increase in the cost of raw materials could affect our profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials and other materials used by us. We may also be adversely affected by shortages of raw materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

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Any disruption in our information systems could disrupt our future operations and could adversely impact our business and results of operations.

We plan to depend on various information systems to support our customers’ requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our future business interruption insurance, which is insurance that we plan to, but have not yet, obtained.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We will need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in our market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, it would have a material adverse effect on our results of operations.

Our future advertising and marketing efforts may be costly and may not achieve desired results.

We plan to incur substantial expense in connection with our advertising and marketing efforts. Although we plan to target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we plan to sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We expect our future intellectual property rights will be critical to our success, and the loss of such rights may materially adversely affect our business.

We expect to own trademarks as we launch new products in the future. We expect that these trademarks will be very important to our business. We may also own copyright in, and to, the content on the packaging of our products. We view these future intellectual property rights as very important to our potential success and plan to protect such intellectual property through registration and enforcement actions. However, there can be no assurance that other parties will not infringe or misappropriate our future trademarks, copyrights and similar proprietary rights. If we lose some or all of our future intellectual property rights, our business may be materially adversely affected.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We have obtained commercial product liability insurance that covers us for up to $1,400,000 in overall damages and $1,000,000 per occurrence. This policy also covers us for general liability for up to $500,000 for damages to equipment and property. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

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Changes in laws and regulations relating to beverage containers and packaging could increase our costs and reduce demand for our products.

We expect that our initial products will involve non-refillable recyclable containers in the United States. Legal requirements have been enacted in various jurisdictions in the United States and overseas requiring that deposits or certain eco-taxes or fees be charged in connection with the sale, marketing and use of certain beverage containers. Other proposals relating to beverage container deposits, recycling, tethered bottle caps, eco-tax and/or product stewardship have been introduced in various jurisdictions in the United States and overseas, and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. Consumers' increased concerns and changing attitudes about solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of the major markets in which we operate, they could affect our costs or require changes in our distribution model, which could reduce our net operating revenues and profitability.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products as a result of what they contain or allegations that they cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

For example, under one such law in California, known as Proposition 65, if the state has determined that a substance causes cancer or harms human reproduction, a warning must be provided for any product sold in the state that exposes consumers to that substance, unless the exposure falls under an established safe harbor level. If we were required to add Proposition 65 warnings on the labels of one or more of our beverage products produced for sale in California, the resulting consumer reaction to the warnings and possible adverse publicity could negatively affect our sales both in California and in other markets.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which the determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

Risks Related to this Offering and Ownership of our Securities

The outstanding shares of our Series B Preferred Stock represent potential significant future dilution in ownership of our Common Stock, including the shares of Common Stock included in the Units and the Warrant Shares.

The outstanding shares of Series B Preferred Stock are convertible, at any time, into six billion shares of our Common Stock. At such time as these shares of Series B Preferred Stock are converted into shares of Common Stock, holders of our Common Stock, including the shares of Common Stock included in the Units and the Warrant Shares, will incur significant dilution in their ownership of our company. The effect of the conversion rights of the Special 2021 Series A Preferred Stock is that upon conversion, were such conversion to occur immediately following the sale of all Offered Units and the issuance of all Warrant Shares, the then-holder(s) of the Series B Preferred Stock, as a group, will be issued a number of shares of common stock equal to approximately 57% of the then-outstanding issued and outstanding shares of our Common Stock, as measured after such conversion. We are unable to predict the effect that any such conversion event would have on the market price of our Common Stock. (See “Dilution – Ownership Dilution”).

We have not engaged a third-party bank or financial institution to act as escrow agent. Your funds will be deposited directly into our operating account. Since there is no minimum amount required to be raised by us before we can accept funds, there is no guarantee that any funds other than your own will be invested in this offering.

We have not currently engaged a third-party bank or financial institution to act as escrow agent. Your funds will be placed in our general corporate bank account and immediately available for our use. We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Potential investors should be aware that there is no assurance that any monies beside their own will be invested in this offering.

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We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our Common Stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  We anticipate that our Common Stock will become a “penny stock”, and we will become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our Common Stock will qualify for exemption from the Penny Stock Rule. In any event, even if our Common Stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

This offering is being conducted on a self-underwritten “best efforts” basis and we may not be able to execute our growth strategy if the $6 million maximum is not sold.

If you invest in the Common Stock and less than all of the offered shares are sold, the risk of losing your entire investment will be increased. We are offering our Common Stock on a self-underwritten “best efforts” basis, and we can give no assurance that all of the offered Common Stock will be sold. If less than $6 million of Common Stock shares offered are sold, we may be unable to fund all the intended uses described in this PQA from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. No assurance can be given to you that any funds will be invested in this offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

We may, in the future, issue additional shares of Common Stock, which would reduce investors’ percent of ownership and may dilute our share value.

Our certificate of incorporation authorizes the issuance of 10,000,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. As of the date of this PQA, we had 3,548,167,506 shares of Common Stock outstanding. The future issuance of Common Stock, including in this offering and including the Warrant Shares, may result in substantial dilution in the percentage of our Common Stock held by our then existing shareholders. We may value any Common Stock issued in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our Common Stock.

We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of this offering for working capital. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

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We have never paid cash dividends on our stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Certain provisions of our certificate of incorporation may make it more difficult for a third party to effect a change-of-control.

Our certificate of incorporation authorizes our board of directors to issue up to 20,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Preferred Stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares.

In addition, specific rights granted to future holders of Preferred Stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Stock.

Market for Warrants

There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the Nasdaq Stock Market or other nationally recognized trading system, including the QTCQB. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained.

Holders of Warrants have no rights as a shareholder.

Until a holder of Warrants acquires warrant shares upon exercise of Warrants, such holder will have no rights with respect to the warrant shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Risks Related to Controlled Substances

Risks Related to the Regulation of Our Business and Products

We and our co-packers and suppliers are subject to extensive governmental regulation and may be subject to enforcement if we are not in compliance with applicable requirements.

We and our co-packers and suppliers are subject to a broad range of federal, state, and local laws and regulations that govern, among other issues, the testing, development, production, distribution, marketing, and post-market reporting of foods, including those that contain CBD. These include laws administered by the U.S. Food and Drug Administration (“FDA”), the U.S. Federal Trade Commission (“FTC”), the U.S. Department of Agriculture (“USDA”), and other federal, state, and local regulatory authorities. Because we market products that are regulated as food, we and the companies that co-pack our products are subject to the requirements of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and regulations promulgated thereunder by the FDA. The statute and regulations govern, among other things, the production, composition, ingredients, packaging, labeling, and safety of beverages. The FDA requires that facilities that produce food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”), and supplier verification requirements. Production facilities are subject to periodic inspection by federal, state, and local authorities. If we cannot successfully contract with co-packers for our products and if they cannot conform to our specifications and the strict regulatory requirements of the FDA and applicable state and local laws, they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in their inability to continue to co-pack for us, or could result in a recall of our products that have already been distributed. If the FDA or other regulatory authority determines that we or they have not complied with the applicable regulatory requirements, our business, financial condition, and results of operations may be materially adversely impacted. If we do not comply with labeling requirements, including making unlawful claims about our products, we could be subject to public warning letters and possible further enforcement actions (which other companies distributing CBD products have faced).

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Failure by us, our co-packers, or our suppliers to comply with applicable laws and regulations or to obtain and maintain necessary permits, licenses, and registrations relating to our operations could subject us to administrative and civil penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the production or marketing of our products, or refusals to permit the import or export of products, as well as potential criminal sanctions, any or all of which could result in increased operating costs resulting in a material effect on our operating results and business.

The FDA has stated that it interprets the FDCA to prohibit the sale of food products that contain CBD. The FDA is currently evaluating a potential regulatory pathway for CBD products pursuant to its current authority; but, unless and until such changes are promulgated, the FDA and other federal and state regulatory authorities could take enforcement action to prevent us from marketing beverages with CBD, which could adversely impact our business, financial condition, and results of operations or cause us to halt product sales altogether.

Although hemp and CBD are no longer controlled substances subject to regulation by the U.S. Drug Enforcement Agency (the “DEA”), the FDA has stated publicly that it is nonetheless unlawful under the FDCA to introduce food containing CBD into interstate commerce. The FDCA prohibits the introduction or delivery for introduction into interstate commerce of any food that contains an approved drug or a drug for which substantial clinical investigations have been instituted and made public, unless a statutory exemption applies. The FDA has publicly stated its conclusion that none of the statutory exceptions has been met for CBD.

On May 31, 2019, the FDA held a public hearing to obtain scientific data and information about the safety, production, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds (such as CBD) to provide the FDA with information as it considers policy options related to the regulation of these products, particularly in light of the changes to the legal status of hemp enacted in the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”). The FDA has also formed an internal working group to evaluate the potential pathways to market for CBD products, which could include seeking statutory changes from Congress or promulgating new regulations. If legislative action is necessary, such legislative changes could take years to finalize and may not include provisions that would enable us to produce, market, and/or sell our CBD products, and the FDA could similarly take years to promulgate new regulations. Additionally, while the FDA’s enforcement focus to date has primarily been on CBD products that are associated with therapeutic claims, the agency has recently issued warning letters to companies that market CBD products without such claims. There is an unquantifiable risk that the FDA could take enforcement action against us, our co-packers, or our suppliers, or those marketing similar products to us, which could limit or prevent us from marketing our products and have a material adverse impact on our business, financial condition, and results of operations. While the FDA announced on March 5, 2020 that it is currently evaluating a risk-based enforcement policy for CBD to provide more clarity to the industry and the public while the agency takes potential steps to establish a clear regulatory pathway, it remains unclear whether or when the FDA will ultimately issue such an enforcement policy.

Moreover, local, state, federal, and international CBD, hemp, and cannabis laws and regulations are rapidly changing and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance requirements or alteration of certain aspects of our business plan in the event that our CBD products become subject to new restrictions. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our products. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our activities in the hemp and CBD industry. The constant evolution of laws and regulations may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan.

Our products contain CBD derived from hemp. The 2018 Farm Bill enacted a number of changes to the legal status of hemp and hemp products, including removal from the statutory list of controlled substances. However, implementation of the 2018 Farm Bill is ongoing, and there is still significant uncertainty regarding the legal status of hemp and hemp-based products under U.S. law.

Our products that contain CBD are subject to various state and federal laws regarding the production and sale of hemp-based products. Historically, the DEA had interpreted CBD to be subject to the Controlled Substances Act (the “CSA”) under the definition for “marijuana,” a Schedule I controlled substance. However, the 2018 Farm Bill removed “hemp,” from the definition of “marijuana.” “Hemp” is defined as the plant, Cannabis sativa L., and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis. As a result of the enactment of the 2018 Farm Bill, and since we believe that the CBD contained in our products and the hemp from which it is derived meet the definition of “hemp,” we believe that our CBD products and the hemp from which they are derived are not Schedule I controlled substances under the CSA. However, there is a risk that we could be subject to enforcement action, including prosecution, if any of our products are determined not to meet the definition of “hemp” and to constitute “marijuana” under the CSA based on THC levels or other violations, which would have a negative impact on our business and operations.

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In addition, the 2018 Farm Bill contained provisions that require the USDA, among other things, to promulgate a new regulatory framework that will govern the growth and cultivation of hemp, where hemp grown in compliance with the framework would be permitted in interstate commerce throughout the United States. On October 31, 2019, the USDA issued an interim final rule (“IFR”) establishing the regulations necessary for domestic hemp production, including provisions for the USDA to approve plans submitted by states and Native American tribes for the monitoring and regulation of hemp production at the state level. Effective March 22, 2021, The USDA issued the final rule, which creates the U.S. Domestic Hemp Production Program. The program provides requirements for maintaining records about the land where hemp is produced, testing the levels of total delta-9 tetrahydrocannabinol, disposing of non-compliant plants, licensing hemp producers, and ensuring compliance under the new program. The Agricultural Marketing Service (AMS), has been delegated authority to administer the U.S. Domestic Hemp Production Program. While the 2018 Farm Bill requires state and tribal plans to meet certain basic requirements as outlined in the IFR, nothing preempts or limits state or tribal laws that are more stringent than the 2018 Farm Bill, and the requirements for lawful hemp production will vary from state to state. We and our co-packers and suppliers must expend resources to monitor the evolving federal and state legal landscape for hemp production, and any violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations.

Within the United States, we and our co-packers and suppliers face a variety of state and local restrictions on the cultivation of hemp, and if state or local regulatory authorities take enforcement action to prevent us from selling our products, our business, financial condition, and results of operations could be materially adversely impacted.

The growth and cultivation of hemp is subject to a complex regulatory framework that is implemented and affected by multiple federal agencies, as well as state and local authorities. In 2014, four years prior to enacting the 2018 Farm Bill, Congress enacted the Agricultural Act of 2014 (the “2014 Farm Bill”) to allow for the limited growth and cultivation of industrial hemp under federal law. This statute allowed institutions of higher education and state departments of agriculture to grow and cultivate industrial hemp for agricultural or other academic research purposes, or for hemp to be grown under the auspices of a state agricultural pilot program, in states where such growth and cultivation is legal under state law. While the 2014 Farm Bill will be repealed after October 31, 2020, and although the 2018 Farm Bill created a pathway under which hemp and its derivatives, including CBD, would no longer be a Schedule I controlled substance under the CSA and would be protected from interference in interstate commerce, the USDA only recently issued the IFR that contains the regulatory framework that will govern the growth and cultivation of hemp, and, currently, several states continue to operate under the 2014 Farm Bill. Alongside the current federal regulatory developments, state and local authorities have enacted their own restrictions on the cultivation or sale of hemp or hemp-derived CBD, including laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof, such as CBD. Currently, several states ban the cultivation and possession of hemp or CBD, while others have taken enforcement action against human food products that contain CBD, and states may enact new laws or regulations that prohibit or limit the sale of such products at any time. In the event of a change in federal or state laws and regulations that are adverse to our CBD products, we may be restricted or limited with respect to sale or distribution of those products, which could adversely impact our intended business plan with respect to such products.

The USDA has only recently issued the IFR and started accepting state and tribal hemp production plans for review, and it remains to be seen which states will submit their own regulatory plans for the cultivation of hemp and which will become subject to the USDA framework. The timing and content of state regulatory plans may impact our ability to obtain sufficient quantities of CBD at an acceptable price and on a timely basis. If our current co-packers and suppliers were to face increased regulation or be unable to continue to supply our business, we may be unable to fulfill orders for our products or find a suitable replacement co-packers and suppliers in a timely fashion or with comparable pricing. If our current co-packers or suppliers or any future co-packers or suppliers fail to comply with the applicable regulatory requirements, our business may suffer.

Changes in existing laws or regulations, including how such existing laws or regulations are enforced by federal, state, and local authorities, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition, and results of operations.

In addition to the legal framework applicable to hemp and CBD, the production and marketing of food products is highly regulated, and we and our co-packers and suppliers are subject to a variety of federal and state laws and regulations applicable to food. These laws and regulations apply to many aspects of our business, including the co-packing, packaging, labeling, distribution, advertising, sale, quality, and safety of our products. We could incur costs, including fines, penalties, and third-party claims, in the event of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertising of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and state consumer protection statutes.

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The regulatory environment in which we operate could change significantly and adversely in the future. The laws and regulations that apply to our products and business may change in the future and we may incur (directly or indirectly through our co-packers or suppliers) material costs to comply with current or future laws and regulations or any required product recalls. Any change in production, labeling, or marketing requirements for our products may lead to an increase in costs or interruptions in our production or raw material supply, either or both of which could adversely affect our operations and financial condition. For example, recent federal and state attention to the sale of CBD-containing products, and specifically food products that contain CBD, could result in standards or requirements that mandate changes to our current product ingredients, labeling, or marketing. New or revised government laws and regulations could significantly limit our ability to operate our business as it is currently being conducted, result in additional compliance costs, and, in the event of noncompliance, could lead to administrative or civil remedies, including fines, injunctions, withdrawals, recalls, or seizures and confiscations, as well as potential criminal sanctions. Any such changes or actions by the FDA or other regulatory agencies could have a material adverse effect on our co-packers, our suppliers, and our business, financial condition, and results of operations.

Government scrutiny, warnings, and public perception could increase our costs of production and increase our legal and regulatory expenses, and if we are unable to comply with the applicable requirements for marketing beverages, we could face substantial civil and criminal penalties.

Producing, processing, labeling, packaging, storing, and distributing food products are activities that are subject to extensive federal, state, and local regulation. In the United States, these operations are regulated by the FDA and various state and local public health and agricultural agencies. The FDA Food Safety Modernization Act of 2011 provides direct recall authority to the FDA for food products and includes a number of other provisions that are designed to enhance food safety, including increased inspections by the FDA of domestic food facilities. Compliance with government regulation can be costly or may otherwise adversely affect our business. Moreover, failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions, which could in turn have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations, or regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, temporary workers, contractors, or agents might not violate our policies and procedures. Moreover, a failure to maintain effective regulatory compliance policies and procedures could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations, or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition, and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could materially adversely affect our business, financial condition, and results of operations.

Because there has been limited study on the effects of CBD, future nonclinical and clinical research studies and analysis of such studies by third parties, including government agencies, may lead to conclusions that dispute or conflict with our understandings and beliefs regarding the benefits, viability, safety, dosing, and social acceptance of CBD.

Research in the United States and internationally regarding the benefits, viability, safety, and dosing of isolated cannabinoids (such as CBD or THC) remains in relatively early stages. There have been few clinical trials on the benefits of CBD conducted on humans or animals, including studies focused on the consumption of CBD in foods.

Future research and clinical trials may draw opposing conclusions to statements contained in current articles, reports, and studies regarding CBD or could reach different or negative conclusions regarding the medical benefits, viability, safety, dosing, or other facts and perceptions related to CBD, which could adversely affect acceptance of CBD in foods and the demand for such products. Future research may also cause regulatory authorities to change how they enforce regulatory restrictions applicable to hemp and CBD. We cannot predict any negative research and clinical trial findings in the future that may have a material adverse impact on our business, financial condition, and results of operation.

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Negative publicity from being in the hemp and CBD space could have a material adverse effect on our business, financial condition, and results of operations.

Hemp and marijuana are both varieties of the plant, Cannabis sativa L., except that hemp, as defined by federal law for exemption from Schedule I of the CSA, has a delta-9 THC concentration of not more than 0.3% on a dry weight basis. The same plant with a higher THC content is considered to be marijuana, which is legal for medical and recreational use under certain state laws, but which is not legal under federal law. The similarities between these plants can cause confusion, and our activities with hemp may be incorrectly perceived that we are involved in federally illegal marijuana activities.

Further, despite growing support for the cannabis industry and the legalization of marijuana in certain U.S. states, many individuals and businesses remain opposed to the cultivation and sale of cannabis and cannabis-derived products. Any negative publicity resulting from an incorrect perception that we operate in the marijuana space could result in a loss of current or future business. It could also adversely affect the public’s perception of us or our Common Stock and could lead to reluctance by new parties to do business with or to invest in us. We cannot assure you that additional business partners, including, but not limited to, financial institutions and distributors and resellers, will not attempt to end or curtail their relationships with us. Any such negative press or impacts to our business relationships could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to deduct certain business expenses for income tax purposes is subject to uncertainty.

Section 280E of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the deduction of certain otherwise ordinary business expenses from carrying on any trade or business that consists of “trafficking” Schedule I or II controlled substances, as defined by the CSA. Under existing Internal Revenue Service guidance, the bulk of operating costs and general administrative costs of trades or businesses that are subject to Section 280E of the Code are not permitted to be deducted. Although the 2018 Farm Bill created a pathway under which hemp and its derivatives, including CBD, would no longer be a Schedule I controlled substance under the CSA, until the USDA implements regulations pursuant to the 2018 Farm Bill, we believe our ability to deduct certain ordinary business expenses requires compliance with the 2014 Farm Bill. We do not believe that Section 280E of the Code currently forbids our deduction of otherwise ordinary business expenses because we believe that we are in compliance with the 2014 Farm Bill and/or the products we sell are from co-packers and suppliers that are compliant with the 2014 Farm Bill. However, until the USDA promulgates regulations under the 2018 Farm Bill, governmentally determined non-compliance with the 2014 Farm Bill by us, our co-packers, or their suppliers may have a material adverse tax effect on us.

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DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion of the outstanding shares of Series B Preferred Stock into 600,000,000 shares of Common Stock. These shares of Series B Preferred Stock may be converted into shares of Common Stock at any time.

The conversion of the outstanding shares of Series B Preferred Stock into shares of Common Stock would cause holders of our Common Stock, including the shares of Common Stock included in the Offered Units and the Warrant Shares, to incur significant dilution in their ownership of our company. (See “Risk Factors,” “Description of Securities” and “Security Ownership of Management and Certain Securityholders”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our Common Stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Units in this offering for the shares of Common Stock included in the Units and the shares of Common Stock underlying the Warrants included in the Units (the Warrant Shares), and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to the offering price of the Common Stock included in the Units and the exercise price of the Warrants being higher than our net tangible book value per share.

If you purchase Offered Units in this offering, your investment in the shares of Common Stock included in the Units and the shares of Common Stock underlying the Warrants included in the Units (the Warrant Shares) (the exercise of which is assumed in this section) will be diluted to the extent of the difference between your purchase price per share of Common Stock and the net tangible book value of our Common Stock after this offering. Our net tangible book value as of January 31, 2025, was $3,601,972 (unaudited), or $0.00112 per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution (relative to the Common Stock) to purchasers of the Remaining Units in this offering, on a pro forma basis, assuming (A) 100%, 75%, 50% and 25% of the Remaining Units are sold at a per Unit price of $0.00099 per Unit (a $0.00033 per share price) and (B) all of the Warrants included in the Offered Units are exercised.

Assuming the Sale of 100% of the Remaining Units
Assumed offering price per share included in the Units	$0.00033
Net tangible book value per share as of January 31, 2025 (unaudited)	$0.00112
Increase (decrease) in net tangible book value per share after giving effect to this offering	$(0.00030)
Pro forma net tangible book value per share as of January 31, 2025 (unaudited)	$0.00082
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.00000

Assuming the Sale of 75% of the Remaining Units
Assumed offering price per share included in the Units	$0.00033
Net tangible book value per share as of January 31, 2025 (unaudited)	$0.00112
Increase (decrease) in net tangible book value per share after giving effect to this offering	$(0.00027)
Pro forma net tangible book value per share as of January 31, 2025 (unaudited)	$0.00085
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.00000

Assuming the Sale of 50% of the Remaining Units
Assumed offering price per share included in the Units	$0.00033
Net tangible book value per share as of January 31, 2025 (unaudited)	$0.00112
Increase (decrease) in net tangible book value per share after giving effect to this offering	$(0.00022)
Pro forma net tangible book value per share as of January 31, 2025 (unaudited)	$0.00090
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.00000

Assuming the Sale of 25% of the Remaining Units
Assumed offering price per share included in the Units	$0.00033
Net tangible book value per share as of January 31, 2025 (unaudited)	$0.00112
Increase (decrease) in net tangible book value per share after giving effect to this offering	$(0.00014)
Pro forma net tangible book value per share as of January 31, 2025 (unaudited)	$0.00098
Dilution in net tangible book value per share to purchasers included in the Units in this offering	$0.00000

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PLAN OF DISTRIBUTION

This offering relates to the sale of 1,500,000,000 Offered Units, including the 1,022,166,667 Remaining Units at an offering price of $0.00099 per Offered Unit. Each Offered Unit is comprised of three shares of common stock, par value $0.0001 and two warrants with an exercise price of $0.001.

Initially, we do not plan to use underwriters or pay any commissions. We will be selling our Units using our best efforts and no one has agreed to buy any of our Units. This PQA permits our CEO to sell Offered Units directly to the public, with no commission or other remuneration payable to him for any Offered Units he may sell. Currently, there is no plan or arrangement to enter into any contracts or agreements to sell the Offered Units through a broker or dealer, although this may change in the future. Our CEO will sell Offered Units, and intends to offer them to friends, family members and business acquaintances.

There is no minimum number of Offered Units we must sell so no money raised from the sale of our Offered Units will go into escrow, trust or another similar arrangement.

We are offering securities in the states of New York and Colorado, as well as in Puerto Rico. We may decide to offer securities in other states in the future, in our sole discretion.

Initially, the Offered Units are being offered by Mr. Leonard Greene, the company’s Chief Executive Officer and Mr. Greene will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act to sell the Offered Units. No sales commission will be paid for Offered Units sold by Mr. Greene. Mr. Greene is not subject to a statutory disqualification and is not an associated person of a broker or dealer.

Additionally, Mr. Greene primarily performs substantial duties on behalf of the registrant otherwise than in connection with transactions in securities. Mr. Greene has not been a broker or dealer or an associated person of a broker or dealer within the preceding 12 months and he has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1 of the Securities Exchange Act.

Under the rules of the SEC, our Common Stock is within the definition of a “penny stock” because the price of our Common Stock is below $5 per share. As a result, our Common Stock will be subject to the “penny stock” rules and regulations. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the SEC’s regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

•	Make a suitability determination prior to selling penny stock to the purchaser;

•	Receive the purchaser’s written consent to the transaction; and

•	Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our Units, and may affect the ability to resell our Units.

OTC Market Considerations

Our Common Stock is eligible for quotation on the OTC Pink Market under the symbol “INKW.”

The OTC Pink Market is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Pink Market. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Pink Market.

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Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Pink Market has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. FINRA cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in this marketplace is that the issuer be current in its reporting requirements with the SEC or its alternative reporting requirements with OTC Markets Group.

Investors may have greater difficulty in getting orders filled on the OTC Pink Market. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Pink Market securities. Investors do not have direct access to the marketplace’s service.

For these securities, there only has to be one market maker.

These transactions are conducted almost entirely manually. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because these stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

Blue Sky Law Considerations

The holders of our Common Stock and persons who desire to purchase them in the OTC Pink Market should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider any secondary market for the company's securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption”. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: AL, CA, IL, KY, LA, MT, NH, NY, PA, TN and VA.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

Offering Period and Expiration Date

This offering commenced on April 3, 2023, and will terminate at the earlier of: (1) the date on which all of the Remaining Shares have been sold, (2) March 1, 2026, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

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Procedures for Subscribing

General

If you decide to subscribe for any Units in this offering, you must:

1.	Receive, review, execute and deliver to us a Subscription Agreement; and

2.	Deliver a check or wire transfer (in accordance with the instructions contained in the Subscription Agreement) for the amount set forth in the Subscription Agreement.

You must pay for the Units at the time of your subscription. Subscription agreements may be submitted in paper form, or electronically by email or other means made available to investors by us. All checks should be made payable to Greene Concepts, Inc. Completed subscription agreements should be sent to us at the address set forth in the subscription agreement and payments should be sent to us or wired according to the instructions in the subscription agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such Subscription Documents upon request after a potential investor has had ample opportunity to review this PQA. Further, we will not accept any money until the SEC declares this PQA qualified.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed. Once you submit the subscription agreement, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

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USE OF PROCEEDS

As of the date of this PQA, we have sold a total of 477,833,333 Offered Units, for an aggregate of $1,517,000 in proceeds. We have applied such proceeds for business expansion efforts, administrative expenses and working capital.

The table below sets forth the manner in which we intend to apply the net proceeds (after deducting $100,000 in estimated offered expenses) derived by us in this offering, assuming (a) the sale of 25%, 50%, 75% and 100% of the Remaining Units are sold at a per Unit price of $0.00099 (a $0.00033 per share price) and (b) the exercise of all of the Warrants included in all of the Offered Units (a total of 3,000,000,000 Warrant Shares at an exercise price of $0.001 per share). All amounts set forth below are estimates.

	25% Remaining Units Sold and Included Warrants Exercised	50% Remaining Units Sold and Included Warrants Exercised	75% Remaining Units Sold and Included Warrants Exercised	100% Remaining Units Sold and Included Warrants Exercised
Engineering and Prototyping	$50,000	$100,000	$200,000	$300,000
Marketing	50,000	100,000	200,000	300,000
Legal & Accounting	20,000	40,000	60,000	80,000
Production and Inventory	500,000	1,000,000	1,500,000	2,000,000
Administrative and Corporate Expenses	100,000	200,000	300,000	300,000
Professional Fees and Compensation	100,000	200,000	300,000	300,000
Working Capital Reserves	82,966	265,972	548,958	631,945
TOTAL	$902,986	$1,905,972	$2,908,958	$3,908,958

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

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DESCRIPTION OF BUSINESS

Our Company

Our company name is Greene Concepts, Inc. We are headquartered in Marion, North Carolina. We are a New York corporation that was incorporated on August 18, 1952 and previously operated as Tech-OHM Resistor Corporation, Tech-OHM Electronics, Inc., International Citrus Corporation, Princeton Commercial Holdings, Inc., Eurowind Energy, Inc., First Petroleum and Pipeline Inc., and Luke Entertainment, Inc. Since our inception, we have operated different businesses under these different names before changing our name to Greene Concepts, Inc. and engaging in our current business line. Through our wholly-owned subsidiary, Mammoth Ventures Inc., or Mammoth, we are now a bottling and beverage company committed to providing the world with high quality, healthy, and enhanced beverage choices. Our beverage and bottling facility is located in Marion, North Carolina. The facility is a 55,000 square foot bottling and beverage plant that is located within the boundaries of the Pisgah National Forest. The bottling facility has as its water sources a combination of seven (7) spring and artesian wells that are fed from a natural aquifer that is located deep below the Pisgah National Forest. We are focused on producing spring and artesian water. Additionally, we expect that Mammoth will act as a third-party producer and bottler of "white label" beverage and water products. White label bottling services are provided for clients that desire to market their own product formulations, brand name and labeling while outsourcing the production and bottling of their products to Mammoth.

Before acquiring Mammoth on February 6, 2019, we operated our legacy business, which was the manufacture and distribution of a line of 25 high quality consumer focused inkjet kits. On April 30, 2019, our board of directors made a determination to wind down our legacy business and to transition into the beverage and bottling business.

On February 6, 2019, we entered into a Stock Purchase Acquisition Agreement and Merger Agreement and Promissory Note Agreement with BNL Capital LLC, or BNL Capital. Pursuant to the terms of the agreement, BNL Capital agreed to sell 100% of the outstanding shares of Mammoth to us for a purchase price of $1,350,000. Mammoth acquired certain assets of the defunct business formerly referred to as “North Cove Springs Bottling and Beverage,” which includes the Marion, North Carolina bottling facility and related assets. We financed the acquisition through a secured promissory note in the amount of $1,350,000 in favor of BNL Capital. The promissory note was secured by 100% of the outstanding shares of Mammoth that are owned by our company. See “Description of Business – Terms of Acquisition of Mammoth Ventures, Inc.” for a description of the terms of our acquisition of Mammoth.

On March 5, 2021, the Company paid $200,000 to BNL Capital to satisfy the remaining obligations owed to BNL Capital. BNL Capital also cancelled 7,500,000 shares of Series A Preferred Stock of the Company owned by BNL Capital.

Upon acquiring Mammoth, we began the process of performing required maintenance to revitalize all the equipment and facility infrastructure in order to relaunch production at the plant. At the time of the acquisition all of the plant equipment was in good condition although the equipment had not operated for several years and it did require a thorough inspection and light maintenance to assure proper operation when the bottling lines are relaunched. At the time of the acquisition, we hired, Kenneth Porter, a 30+ year veteran of the beverage and bottling industry, as plant manager to oversee operations as well as the revitalization and expected relaunch of the facility.

The Food and Drug Administration, or FDA, requires adherence to current good manufacturing practice (“CGMP”) regulations for the processing and bottling of bottled drinking water, which includes facility inspection and documentation of corrective measures and reporting requirements, as well as new requirements for hazard assessments and food safety(“ HACCP”) plans mandated by the Food Safety and Modernization Act (“FSMA”). The Company’s facility has successfully passed all required inspections.

In addition to complete cleaning and maintenance of the 55,000 square foot facility, standard operating policies and procedures must be documented in accordance with federal legislation. This documentation includes conducting and reporting of microbial testing of source water and any finished product, which must be completed prior to initiating filling and packaging of bottles for shipment from our production lines.

The plant facility became fully operational on April 6, 2020.

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Terms of Acquisition of Mammoth Ventures, Inc.

On November 29, 2018, Mammoth was incorporated by BNL Capital, whose principals are Robert Levit and Loren Brown in the State of Florida for the purpose of acquiring the North Carolina Facility from North Cove Springs Bottling and Beverage, Inc. and its owner Chris Mencis, or North Cove. The acquisition of the assets constituting the North Carolina Facility by Mammoth closed on February 5, 2019. For at least six years prior to the acquisition of the assets of the North Carolina Facility, North Cove had no operations whatsoever, had no employees and generated no revenue from any source. The North Carolina Facility was dormant during that entire period. Thereafter, on the next day, February 6, 2019, we acquired all of the issued and outstanding capital stock of Mammoth from BNL Capital. Mammoth had no operations other than the ownership of the assets constituting the North Carolina Facility, which did not operate, from the date of its acquisition of the North Carolina Facility on February 5, 2019 to the date that BNL Capital sold all of the outstanding capital stock of Mammoth to the Company on the next day, February 6, 2019.

We acquired the North Carolina Facility pursuant to a Stock Purchase Acquisition Agreement and Merger Agreement and Promissory Note Agreement with BNL Capital. Pursuant to the terms of the agreement, BNL Capital agreed to sell 100% of the outstanding shares of Mammoth to us for a purchase price of $1,350,000. We financed the acquisition through a secured promissory note in the amount of $1,350,000 in favor of BNL Capital. The promissory note was secured by 100% of the outstanding shares of Mammoth that are owned by our company. Payments under the note are due in 60 monthly installments of $5,062.50 each. The first 59 months of the repayment period are interest only. On the 60th month of the repayment period, the entire remaining outstanding principal balance will become due. As an inducement for BNL Capital entering into the agreement, we also issued 2,000,000 shares of Series A Preferred Stock to BNL Capital.

The Company considered the provisions of FASB Accounting Standards Codification Topic 805, Business Combinations, or Topic 805, to determine whether an acquisition of all of the outstanding capital stock of Mammoth should be treated as business combination or an asset acquisition in accordance with GAAP. If the acquisition of Mammoth does not meet the definition of a “business” under Topic 805, the Company accounts for the transaction as an asset acquisition rather than a business combination. On the other hand, if the acquisition of Mammoth meets the definition of a business under Topic 805, the Company applies the acquisition method of accounting for a business combination as provided for in Topic 805. The Company concluded that the acquisition of the capital stock of Mammoth from BNL Capital does not represent the acquisition of a business and that the Company is not required to include financial statements or pro forma financial information for Mammoth/North Cove in accordance with Rule 11-01 of Regulation S-X.

On February 17, 2021, Monmouth announced that it has paid off all mortgage liens and obligations for the building, equipment and property of the Marion, North Carolina facility and has received a certificate of satisfaction from the lien holder with a payment of $719,823.56.

Agreements with Camping World, Gander Outdoors and Overton’s

On or about April 15, 2021, the Company entered into a Participation Agreement, Vendor Information Form and New Store Contribution Agreement (together, the “CWI Agreements”) with CWI, Inc. The CWI Agreements will make the Company’s Be Water available at over 175 Camping World retail locations covering 38 states.

Stay Hemp 4 Life

Greene Concepts, Inc. acquired 100% of the membership interests of Stay Hemp 4 Life LLC (“STAY”) as a wholly owned subsidiary of Greene Concepts, Inc. for a purchase price of $275,000.00 and a royalty of $0.04 per product sold. Stay Hemp 4 Life, a manufacturer and distributor of all-natural hemp infused sports drinks. Each 20 FL OZ Stay Hemp drink will consist of 20 MG of Greene Concepts’ proprietary blended broad spectrum hemp extract containing essential vitamins and minerals designed to help support revitalization, focus and relaxation of the body. Each flavor profile delivers a unique experience to include:

Stay Detoxed Charcoal Berry – Detoxify (100 MG of Activated Charcoal)
Stay Focused Plum Punch – Mental Clarity (120 MG of Caffeine)
Stay Strong Blood Orange Acai – Strength (200 MG of Vitamin C)
Stay Well Tropical Turmeric – Wellness (5% Turmeric Juice)
Stay Energized Lemon Lime – Energy (120 MG Caffeine)
Stay Calm Pineapple Mint – Calmness (Made with Fresh Mint) cape with its quality hemp extract beverages.
These products are being bottled and shipped from a contracted Colorado facility.

The Company plans to rebrand the Stay Hemp 4 Life brand under the “Happy Mellow” trademark.

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A2M Bio Inc.

On February 9, 2022, the Company entered into a Fee Sharing and Noncircumvention Agreement (the “A2M Agreement”) with A2M Bio, Inc. (“A2M Bio”). Pursuant to the terms of the A2M Agreement, A2M Bio will provide brokerage services to the Company to place the Companies products in Walmart and other retailers. The Company shall pay A2M Bio a referral fee of 6% of Net actual cash receipts from purchasers that have been acquired through A2M Bio.

Happy Mellow

On October 5, 2021, the Company acquired the website www.happymellow.com and the rights to all associated trademarks of the Happy Mellow brand in exchange for $18,500.00 from Tom Blakeley. The Company is in the process of registering a trademark for “Happy Mellow”.

Cram Racing Sponsorship

On August 29, 2021, the Company entered into the Cram Racing Enterprises Sponsorship Agreement with Cram Racing Enterprises, LLC (“Cram Racing”). Pursuant to the terms of the Cram Racing Enterprises Sponsorship Agreement, the Company paid Cram Racing $65,000.00 to promote “Be Water” in three car races.

On September 8, 2021, the Company entered into the Cram Racing Enterprises Sponsorship Agreement with Cram Racing. Pursuant to the terms of the Cram Racing Enterprises Sponsorship Agreement, the Company paid Cram Racing $25,000.00 to promote “Be Water” in one car race.

Our Products

BeWater

Domestically sourced in the United States of America from springs located in the Blue Ridge Mountains and bottled at our bottling plant nestled in the rolling hills of Marion, North Carolina. Be Water™ is a fresh-tasting artesian spring water that optimizes hydration. The brand naturally contains a rich concentration of the minerals calcium and magnesium giving the water a soft, refreshing taste. The brand seeks to invoke mindfulness, generosity, kindness, strength, goodness, courage, awareness, patience, integrity, and adaptability from the virtues of water deeply rooted in Taoism. It encourages introspection and a connection to one’s inner self.

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Our flagship artesian spring bottled water line is currently delivered in durable single-serve containers in six (6) and twenty-four (24) packs is being produced from our spring and artesian wells that are fed from a natural aquifer that is located deep below the Pisgah National Forest. Designed around the concepts of quality, product durability, availability, and offering a smooth, crisp, and flavorful taste will help us captivate and retain consumers with loyalty.

We have trademarked the Be Water™ name and logo to cover the category of bottled water through the United States Patent and Trademark Office (USPTO): https://uspto.report/TM/90645587. The mark consists of an outline of a water droplet with the words "Be Water™" enclosed in it, with another outline of a water droplet within the letter "B".

The Company sells BE WATER through wholesalers and distributors throughout the country. The Company also markets and sells BE WATER on Amazon.com.

Disaster recovery efforts led by the federal government through FEMA, state government emergency response programs, and city or county emergency response programs require entities to be registered and cleared through the System for Award Management (SAM). The Company successfully completed validation requirements and has received issuance of Commercial and Government Entity Codes (“CAGE codes”). CAGE codes are unique identifier assigned to suppliers to various government or defense agencies and provide a standardized method of identifying a given facility at a specific location. The Company expedited application efforts in order to become registered and available to provide assistance for any disaster or emergency relief effort. The Company’s bottling facility is a strategically important asset by possessing a total of seven (7) operational wells. The facility is located within the Pisgah National Forest with an enormous source of pure spring water accessed from the aquifer located deep below the national forest.

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Our Production

We are producing BE WATER at our 55,000 square foot bottling and beverage plant that is located within the boundaries of the Pisgah National Forest in Marion, North Carolina. The bottling facility has as its water source a combination of seven (7) spring and artesian wells that are fed from a natural aquifer that is located deep below the Pisgah National Forest. We are focused on producing spring and artesian water.

Since we do not rely on independent third-party bottlers to manufacture and market our water products, we believe we can more effectively manage quality control and consumer appeal while responding quickly to changing market conditions.

Happy Mellow

Happy Mellow uses water-soluble transport technology to deliver nutrients quickly into the body’s circulatory system (also known as bioavailability). This can support a healthy immune system, balance, stress relief, relaxation, an ease of muscle tension, and a more peaceful and healthier mind and body.

Following significant research and development, the Happy Mellow beverage line has been formulated to include fast-acting CBD, along with other vitamins. Happy Mellow is low in sugar and contains all-natural ingredients. Each delicious beverage is infused with 20 mg of broad-spectrum CBD to include:

10 mg CBD "Cannabidiol” 5 mg CBN “Cannabinol” 5 mg CBG “Cannabigerol”

The current Happy Mellow product line consists of:

•	Happy Mellow Lemon Lime (120 MG of Caffeine)
•	Happy Mellow Plum Punch (Vitamin B12)
•	Happy Mellow Blood Orange Acai (200 MG of Vitamin C)

Mission: Provide consumers with an all-natural, CBD-infused healthy beverage alternative.

Vision: Create exceptional drinks that offer a happy, mellow experience for consumers.

Purpose: Preserve and restore balance to your body through healthy beverage offerings.

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Co-Packing

We do not directly produce our hemp-infused drinks, Happy Mellow, but instead outsource the production of our products with our specifications to third-party bottlers and co-packers. We use co-packers to produce our beverage products. The co-packers are responsible for the production and packaging of the finished products, including the procurement of all required ingredients and packaging materials. We have partnered with multiple co-packers in the United States to provide fulfillment of our products from quality, low-cost sources. These partners are integral to our success, providing, we believe, the ability to scale as needed. We store all of our products in our warehouses located in Marion, North Carolina.

Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products, are unable to secure sufficient ingredients or raw materials, including, but not limited to, aluminum cans, plastic bottles, caps, labels, flavors, juice concentrates, coffee, tea, dietary ingredients, other ingredients, and certain sweeteners, are unable to procure adequate packing arrangements, or are unable adequately or timely to ship our products, we might not be able to satisfy demand on a short-term basis. That short-term supply inability may also result in a longer-term reduction in orders for our products.

Our Industry

Consumers are consistently switching from carbonated drinks to water and healthy energy drinks. As a result, the beverage market has seen increased demand for enhanced water and other functional drinks. Overall, rapid urbanization, along with widening base of the middle-class population, has increased the demand for a variety of healthy beverages.

This higher demand for water and functional beverages has benefited the packaging industry. Moreover, increasing consumer demand for quality products, made from organic and naturally sourced ingredients, requires science-based formulations of effective products in the beverage industry. These factors have created growth potential for beverage packaging service providers who have the expertise and knowledge required to create successful products in an increasingly discerning market.

Modor Intelligence predicts the global beverage packaging market to grow at a compounded annual growth rate, or CAGR, of 4.17% and reach a value of $142.28 billion by 2023. Currently, North America accounts for the largest market share, poised to reach $28.84 billion by 2023. According to Statistica, revenue in the US bottled water segment alone amounts to US$67.5 billion in 2019 and is expected to grow annually by 5.5% (CAGR 2019-2023).

The International Bottled Water Association (IBWA), and the Beverage Marketing Corporation (BMC), reports bottled water volume grew to 13.2 billion gallons in 2017 to 13.8 gallons in 2018, an almost five percent increase over the previous year (as compared to more than 6% growth in 2017). This growth is fueled in large part by increased numbers of consumers choosing bottled water instead of soda. Carbonated soft drink sales decreased for the thirteenth consecutive year, according to the most recent numbers from BMC. BMC statistics show per capita consumption exceeded 42 gallons of bottled water, a 6.2 percent increase and the average annual intake of carbonated soft drinks has declined to 37.5 gallons. BMC foresees bottled water consumption will climb higher than 50 gallons per capita within just a few years. According to BMC, nearly all Americans (94 percent) believe that bottled water is a healthier choice than soft drinks, and 93 percent say bottled water should be available wherever drinks are sold.

The shift away from sugary drinks is having a dramatic impact on sales of functional beverages. The global functional drinks market size is expected to reach USD 93.68 billion by 2019, according to a new study by Grand View Research, Inc., progressing at a CAGR of 6.1% during the forecast period. Per Grand View Research, the global functional drink market is anticipated to reach $93.68 billion in 2019, at a CAGR of 6.1%. According to the Grand View Report, four players hold 55.2% of this market. Functional beverages include energy drinks and sports drinks, and nutritional drinks. In 2014, energy drinks represented almost 56% of all functional beverage sales. Ibis World reports, over the past five years, the US energy drink production industry has grown by 5.2% to reach revenue of $9 billion in 2018. The energy drinks market is forecast to register a CAGR of 3.6% till 2023, whereas, the sports drinks market will grow at a CAGR of 4.3% during the same period.

We believe that the growth in bottled water and other healthy beverages and away from carbonated or sugary beverages will create opportunities for our company.

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Raw Materials and Suppliers

The raw materials used in the production of our products are obtained by our co-packers and consist primarily of materials such as the flavors, caffeine, sugars or sucralose, taurine, vitamins, CBD, and hemp seed protein contained in our beverages, the bottles in which our beverages are packaged, and the labeling on the outside of our beverages. These principal raw materials are subject to price and availability fluctuations. We currently rely on a few key co-packers, which in turn rely on a few key suppliers. We continually endeavor to have back-up co-packers, which co-packers would in turn depend on their third-party suppliers to supply certain of the flavors and concentrates that are used in our beverages. We are also dependent on these co-packers to negotiate arrangements with their existing suppliers that would enable us to obtain access to certain of such concentrates or flavor formulas under certain extraordinary circumstances. Additionally, in a limited number of cases, our co-packers may have contractual restrictions with their suppliers or our co-packers may need to obtain regulatory approvals and licenses that may limit our co-packers’ ability to enter into agreements with alternative suppliers. Contractual restrictions in the agreements we have with certain distributors may also limit our ability to enter into agreements with alternative distributors. We believe that a satisfactory supply of co-packers will continue to be available at competitive prices, although there can be no assurance in this regard. We believe that a satisfactory supply of vendors will continue to be available at competitive prices, although there can be no assurance in this regard.

Quality Control

All quality control is handled by our co-packers. To date, we have not had any quality issues with our products. In the future, if any quality issues were to arise, we expect that we would resolve them with the specific co-packer involved or engage a new co-packer for our products.

Distribution

Distribution patterns in the CBD drink and water industries are such that large buying groups dictate what products are used in their channels. Working with these large buying groups could open large distribution channels that could potentially supply our product offerings in several market segments. We have distribution agreements with each distributor with which we partner that distributes our products. Our distribution agreements are for a one-year term and typically automatically renews unless the distributor or we terminate the agreement. We ship product directly from our distribution center in South Carolina, our warehouse in Florida, or directly from our co-packers to our distribution partners in the United States. Our distributors consist of state-wide tier 1 distributors and regional small-to-medium size distributors.

Market Demand & Condition

Bottled Water

The bottled water market is expected to witness substantial growth in the coming years due to a change in lifestyle patterns of consumers as they are more inclined towards the most convenient sources of water and food to save time. The key factor driving the growth of the market has been the increasing consumer demand for functional beverages. Functional beverages are nonalcoholic drinks providing health benefits beyond their nutritional value, positively affecting or functional focusing on the body or mind to promote the state of health and well-being. The ease of consumption and its effect on human nutrition are the factors driving the market's demand.

Functional water's rising popularity among the working class and millennial populations is expected to enhance the market growth. With growing health consciousness, consumers are opting for packaged water and reducing the consumption of sugary drinks. The consumption of still drinking water has increased in food outlets and restaurants, which is boosting the market growth. The major opportunities identified for the bottled water industry are innovative products with minimum environmental and health hazards and a penetration into developing markets.

Source - https://tandobeverage.com/functional-beverage/

According to Grand View Research, in January, 2021, the global bottled water market size was valued at USD 217.66 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 11.1% from 2021 to 2028. The global bottled water market size is expected to reach USD $505.19 billion by 2028 and $850.2 billion by 2030.

91% of consumers expect bottled water to be available wherever other drinks are sold. 44% of bottled water’s growth comes from people choosing bottled water over soda and juice. PET single-served plastic bottled water containers are the number 1 packaging type among consumers. When bottled water is not available, 74% of people choose other packaged drinks such as soda, coffee, or tea.

Source - https://issuu.com/ibwa/docs/2021_ibwa_progress_report_final

Source - https://bottledwater.org/statistics/

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Growth of the global bottled water market can be attributed to the declining quality of tap water and increasing health consciousness among consumers. Changing consumption patterns and increasing demand for bottled water in the hospitality and tourism sector also favor the growth of the market.

Source - https://www.blueweaveconsulting.com/report/global-bottled-water-market

CBD/Hemp Infused Beverages

The mainstream beverage market is seeing new growth thanks to an influx of demand for innovative CBD-infused and hemp-infused beverage choices. These beverages display robust popularity in the market as consumers seek healthier, less sugary, and low-alcohol beverages which have influenced consumer product consumption due to their health-benefiting attributes. This includes bioavailability/water solubility which is the rate at which positive attributes in the drink is absorbed into the bloodstream to maximize total body health. Hemp infused cannabis beverages is estimated to be the fast-growing growing CBD segment due to the non-psychoactive property of CBD.

CBD and hemp are the hottest health-and-wellness ingredients in the $2 trillion consumer packaged goods (CPG) market. With consumers moving away from soft drinks, high sugar beverages and artificial flavors, we expect our Happy Mellow beverage line to meet the gap once filled by soft drinks.

Consideration has been given to current FDA regulations so we enter the CBD market responsibly.

According to Cannyx Markets in August 2020, CBD-infused beverages offer many functional benefits that account for its rapid growth expected in the U.S. during the forecast period (2018 – 2025).

Our Distribution

Our primary distribution systems utilize the fresh, natural and organic wholesale food distributors and representatives. Distribution will be targeted to independent natural food retailers and large box stores through both independent warehouse distribution system and direct-store delivery system. ‘White label’ products utilize customer shipping and qualified independent shipping companies for direct delivery to the convenience channels.

Seasonality

We expect that our operating results will not be materially affected by seasonal factors, including fluctuations in costs of raw materials, holiday and seasonal programming and weather conditions.

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Our Competition and Competitive Strengths

Our products will compete with many varieties of liquid refreshment, including water products, soft drinks, juices, fruit drinks, energy drinks and sports drinks, as well as powdered drinks, coffees, teas, dairy-based drinks, functional beverages and various other nonalcoholic beverages. We will also compete with bottlers and distributors of national, regional and private label products. Several competitors, including those that dominate the beverage industry, such as Nestlé S.A., PepsiCo and The Coca-Cola Company, have greater financial resources than we have and aggressive promotion of their products may adversely affect sales of our brands.

The principal methods of competition in the beverage industry are price and promotional activity, advertising and marketing programs, point-of-sale merchandising, retail space management, customer service, product differentiation, packaging innovations and distribution methods. We believe we will be able to differentiate ourselves in the following ways:

•	Formulations of products for specific, targeted audiences who have unique health and exercise requirements

•	Regulatory capacity that ensures brands and stores are selling product that meets the standards of states and governments

•	Access to industry stakeholders, influencers and high-profile consumers who can provide third-party endorsement of our products.

Intellectual Property

We currently own the trademark for BeWater. We intend to maintain all registrations of our future significant trademarks and use our future trademarks in the operation of our businesses.

We also own the URL www.greeneconcepts.com and www.happymellow.com.

We are currently applying for a trademark for “Happy Mellow”.

Governmental Regulation

Water and Beverages

The operation of our facility and the production, distribution and sale of our future products in the United States are subject to the Federal Food, Drug and Cosmetic Act; the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; the Lanham Act; various environmental statutes; and various other federal, state and local statutes regulating the production, transportation, sale, safety, advertising, labeling and ingredients of such products. We believe that we are in compliance, in all material respects, with such existing legislation and that prior to the operation of our facility, we will have all required licenses to operate.

The Food and Drug Administration (FDA) is responsible for the safety of bottled drinking water. The FDA has set Current Good Manufacturing Practices (CGMPs) specifically for bottled water. The FDA requires bottled water producers, like us, to:

•	Process, bottle, hold and transport bottled water under sanitary conditions;

•	Protect water sources from bacteria, chemicals and other contaminants;

•	Use quality control processes to ensure the bacteriological and chemical safety of the water;

•	Sample and test both source water and the final product for contaminants.

The FDA monitors and inspects bottled water products and processing plants under its food safety program. When FDA inspects plants, the FDA verifies that the plant's product water and operational water supply are obtained from an approved source; inspects washing and sanitizing procedures; inspects bottling operations; and determines whether companies analyze their source water and product water for contaminants.

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If we begin to incorporate dietary supplements into our water to create nutritionally-enhanced beverages, we will become subject to additional certification and regulatory compliance by the FDA. Compliance efforts relating to dietary supplements to be included in our water are contained in Section 403(r)(6) of the Federal Food, Drug, and Cosmetic Act (the Act) (21 U.S.C. 343(r)(6)). Section 403(r)(6) of the Federal Food, Drug, and Cosmetic Act (the FD&C Act) (21 U.S.C. 343(r)(6)) requires that a manufacturer of a dietary supplement making a nutritional deficiency, structure/function, or general well-being claim have substantiation that the claim is truthful and not misleading. Under section 403(r)(6)(A) of the FD&C Act, such a statement is one that “claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States, describes the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function, or describes general well-being from consumption for a nutrient or dietary ingredient.” We will only need to collect information to substantiate our product's nutritional deficiency, structure/function, or general well-being claim if we choose to place a claim on our product's label.

Certain states and localities require a deposit or tax on the sale of certain beverages. These requirements vary by each jurisdiction. Similar legislation has been proposed in certain other states and localities, as well as by Congress. We are unable to predict whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.

Our facility is subject to federal, state and local environmental laws and regulations. We do not expect that compliance with these provisions will have any material adverse effect on our financial or competitive position. We believe our future practices and procedures for the control and disposition of toxic or hazardous substances will comply in all material respects with applicable law.

Government Regulation and Compliance (Hemp and CBD)

The production, distribution, and sale in the United States of many of our products are subject to various U.S. federal and state regulations, including, but not limited to: the FDCA; the Occupational Safety and Health Act; various environmental statutes; the Safe Drinking Water and Toxic Enforcement Act of 1986 (“California Proposition 65”); and a number of other federal, state, and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, marketing, labeling, and ingredients of such products.

Further, the regulation of food products in the United States, including products containing CBD, is complex, multi-faceted, and currently undergoing significant change. The FDA, the FTC, the USDA, and other regulatory authorities at the federal, state, and local levels extensively regulate, among other things, the research, development, testing, composition, production, import, export, labeling, storage, distribution, promotion, marketing, and post-market reporting of foods, including those that contain CBD. We, along with our third-party suppliers, co-packers, and third-party bottlers, are required to navigate a complex regulatory framework. The various federal, state, and local regulations regarding foods containing CBD are evolving, and we continue to monitor those developments. However, we cannot predict the timing, scope, or terms of any new or revised state, federal or local regulations relating to animal foods containing CBD.

Regulation of Hemp and CBD

Historically, the DEA regulated CBD, pursuant to the CSA, which establishes a framework of controls over certain substances, depending on whether they are classified in one of five risk-based schedules. Schedule I substances are the most stringently controlled, as they have been determined to have a high potential for abuse, there are no currently accepted medical uses in the United States, and there is a lack of accepted safety for use of the substance under medical supervision. The CSA classifies “marijuana” as a Schedule I controlled substance and previously defined “marijuana” to include all parts of the cannabis plant, whether growing or not; the seeds of the plant; the resin extracted from any part of the plant; and every compound mixture, salt, derivative, mixture, or preparation of the plant, its seeds, or its resin (with a few exceptions, such as mature stalks of the plant and seeds incapable of germination). Pursuant to this definition, the DEA interpreted CBD to fall within the statutory definition of “marijuana” as a compound or derivative of the cannabis plant.

In February 2014, Congress enacted the 2014 Farm Bill to allow for the limited growth and cultivation of industrial hemp, which was defined as including all parts of the cannabis plant, whether growing or not, with a delta-9 THC concentration of not more than 0.3% on a dry weight basis. This statute also allowed, as permitted by state law, the growing and cultivating of industrial hemp under the auspices of a state agricultural pilot program and by institutions of higher education and state departments of agriculture.

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In December 2018, Congress enacted the 2018 Farm Bill to allow more broadly for the production of hemp pursuant to state and tribal plans overseen by the USDA. The 2018 Farm Bill amended the statutory definition of “marijuana” under the CSA specifically to exclude “hemp”, which is defined as any part of the cannabis plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 THC concentration of not more than 0.3% on a dry weight basis. Under this definition, as long as CBD meets the statutory definition of “hemp,” then it is no longer a Schedule I controlled substance under the CSA. However, the 2018 Farm Bill did not modify the FDCA and specifically preserved the FDA’s authority to regulate products containing cannabis or cannabis-derived compounds, such as CBD, pursuant to the FDCA.

Under the 2018 Farm Bill framework, states and Native American tribes may submit to the USDA, through the relevant state department of agriculture, a plan under which the state or Native American tribe will monitor and regulate the production of industrial hemp. For those states that do not have an approved state plan, the production of hemp will be subject to a USDA established plan, although states retain the ability to prohibit hemp production within their borders. On October 31, 2019, the USDA issued the IFR to implement the 2018 Farm Bill, which established the required regulatory framework governing commercial hemp production in the United States. The USDA has begun reviewing hemp production plans submitted by state and tribal governments, although several states have informed the USDA that they will continue to operate under their 2014 Farm Bill pilot programs for the time being. Pursuant to the 2018 Farm Bill, the 2014 Farm Bill will remain effective until October 31, 2020 (one year after the date of publication of the IFR). In addition, no state or Native American tribe may prohibit the transportation or shipment of hemp or hemp products produced in accordance with the 2018 Farm Bill through the state or territory, as applicable. The USDA has interpreted this provision also to apply to interstate transportation of hemp that complies with the 2014 Farm Bill through October 31, 2020. Effective March 22, 2021, The USDA issued the final rule, which creates the U.S. Domestic Hemp Production Program. The program provides requirements for maintaining records about the land where hemp is produced, testing the levels of total delta-9 tetrahydrocannabinol, disposing of non-compliant plants, licensing hemp producers, and ensuring compliance under the new program. The Agricultural Marketing Service (AMS), has been delegated authority to administer the U.S. Domestic Hemp Production Program.

FDA Regulation of Foods

The FDA regulates foods under the FDCA and its implementing regulations. The FDCA defines “food” as articles used for food or drink for people or animals, which includes products that are intended primarily for nutritional use, taste, or aroma and the components of such products. The FDA also imposes certain requirements on foods relating to their composition, production, labeling, and marketing. Among other items, the facilities in which our products and ingredients are produced must register with the FDA, comply with cGMPs and comply with a range of food safety requirements.

Although foods are not required to obtain premarket approval from the FDA, any substance that is added to or is expected to become a component of food must be used in accordance with a food additive regulation, unless it is generally recognized as safe (“GRAS”) under the conditions of its intended use. A food may be adulterated if it uses an ingredient that is neither GRAS nor an approved food additive, and that food may not be legally marketed in the United States. The FDA has confirmed that the use of cannabis or cannabis-derived compounds in food products is subject to these food additive requirements. At this time, there are no approved food additive petitions or regulations for any cannabis-derived food additive and, while the FDA has issued a “no questions” response to certain GRAS notifications for hemp seed products, these GRAS determinations do not encompass hemp and CBD products more generally.

Additionally, the FDCA prohibits the introduction or delivery for introduction into interstate commerce of any food that contains an approved drug for which substantial clinical investigations have been instituted and made public (unless certain exceptions apply). Under this prohibition, the FDA has stated that foods that contain CBD are adulterated because CBD is an active ingredient in an FDA-approved drug that was the subject of substantial clinical investigations before it was marketed as a food, and that none of the exceptions applies.

Although the FDA has stated that it interprets the FDCA to prohibit the introduction or delivery for introduction into interstate commerce of any food into which CBD has been added and has taken enforcement action against marketers of certain CBD products (some in collaboration with the FTC), the FDA is in the process of evaluating its regulatory approach to products containing cannabis and cannabis-derived compounds. The FDA has formed an internal working group to evaluate the issue and on May 31, 2019 held a public hearing to obtain scientific data and information about the safety, producing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds. The hearing featured extensive discussion from a variety of stakeholders regarding the use of hemp and CBD in FDA-regulated products, including foods. At the hearing, FDA stated that, while it does not have a policy of enforcement discretion with respect to any CBD products, the agency’s biggest concern is the marketing of products that puts the health and safety of consumers at risk, such as those claiming to prevent, diagnose, mitigate, treat, or cure serious diseases in the absence of requisite drug approvals.

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Further, on March 5, 2020, the FDA issued a report to Congress that was required under the 2018 Farm Bill in which the agency announced that it is currently evaluating a risk-based enforcement policy for CBD to provide more clarity to the industry and the public while the agency takes potential steps to establish a clear regulatory pathway. Although it is unclear whether or when the FDA will ultimately issue such an enforcement policy, the agency reemphasized that it will continue to take action against unlawful CBD products that pose a risk of harm to the public, including products with therapeutic claims; products that include contaminants such as heavy metals, THC, and other harmful substances; products associated with false statements, such as omitted ingredients and incorrect statements about the amount of CBD; and products marketed to vulnerable populations, such as infants and children.

The labeling of foods is regulated by both the FDA and state regulatory authorities. FDA regulations require proper identification of the product, a net quantity statement, a statement of the name and place of business of the producer or distributor, and proper listing of all of the ingredients in order of predominance by weight. The FDA may classify some of our products differently than we do and may impose more stringent regulations, which could lead to possible enforcement action.

Under the FDCA, the FDA may require the recall of a food product if there is a reasonable probability that the product is adulterated or misbranded, and the use of or exposure to the product will cause serious adverse health consequences or death. In addition, food producers may voluntarily recall or withdraw their products from the market. If the FDA believes that our products are adulterated, misbranded, or otherwise marketed in violation of the FDCA, the agency may take further enforcement action, including:

•	restrictions on the production or marketing of a product;

•	required modification of promotional materials or issuance of corrective marketing information;

•	issuance of safety alerts, press releases, or other communications containing warnings or other safety information about a product;

•	warning or untitled letters;

•	product seizure or detention;

•	refusal to permit the import or export of products;

•	fines, injunctions, or consent decrees; and

•	imposition of civil or criminal penalties.

Legislation may be introduced in the United States at the federal, state, and municipal level in respect of each of the subject areas. Public health officials and health advocates are increasingly focused on the public health consequences associated with obesity, especially as it affects children, and are seeking legislative change to reduce the consumption of sweetened beverages. There also has been an increased focus on caffeine content in beverages.

The FDA revised regulations with respect to serving size information and nutrition labeling on food and beverage products, including requirements to disclose the amount of added sugars in such products. In December 2018, the USDA promulgated regulations requiring that, by January 1, 2022, the labels of certain bioengineered foods must include a disclosure that the food is bioengineered. We may incur significant costs to alter our existing packaging materials to comply with these and other new regulations. Additionally, these new regulations may impact, reduce, or otherwise affect the purchase and consumption of our products by consumers.

Proposals to limit or restrict the sale and/or advertising of energy drinks to minors or persons below a specified age, to restrict the venues in which energy drinks can be sold, or to restrict the use of the Supplemental Nutrition Assistance Program (formerly food stamps) to purchase energy drinks have been raised or enacted in certain states, counties, and municipalities throughout the United States. Any such limitations or restrictions could adversely affect our business, financial condition, or results of operations.

We also may in the future be affected by other existing, proposed, and potential future regulations or regulatory actions, any of which could adversely affect our business, financial condition, and results of operations. Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition, and results of operations.

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Employees and Contractors

We currently have two employees, Leonard Greene, our CEO, and Kenneth Porter, our plant manager. Mr. Porter is located in North Carolina. Mr. Greene operates out of a home office in Fresno, California, but travels to our facility in North Carolina as needed. In addition, we use independent contractors for management, legal, accounting and administrative support.

Health and Safety

The health and safety of our associates is our highest priority, and this is consistent with our operating philosophy. We have implemented crisis management teams at the enterprise level to ensure our operations are aligned with global health standards and that we continue to enable the ongoing safe manufacturing and distribution of our products, as well as the safety of our customers and associates throughout the coronavirus (“COVID-19”) pandemic and beyond.

As the COVID-19 pandemic evolved, we have taken multiple steps to prevent the potential spread of the virus, to equip our associates to provide an essential service in our communities, and to ensure the ongoing, safe manufacturing and delivery of our products:

•	Adding work from home flexibility;
•	Increasing cleaning protocols across all locations;
•	Initiating regular communication regarding impacts of the COVID-19 pandemic, including health and safety protocols and procedures;
•	Implementing temperature screening of associates at our locations;
•	Establishing new physical distancing procedures for associates who need to be onsite;
•	Providing personal protective equipment and cleaning supplies;
•	Modifying office work stations with Plexiglas dividers;
•	Implementing protocols to address actual and suspected COVID-19 cases and potential exposure;
•	Suspending all domestic and international non-essential air travel for all associates; and
•	Requiring masks to be worn in all locations.

Our products and services were deemed essential and as a result, all of our production sites continued operating during the COVID-19 pandemic. As such, we have invested in creating a physically safe work environment for our associates. Our frontline associates have gone above and beyond to perform an essential service for customers and communities during this global crisis, and our priority is to support them and keep them safe. That’s why we are reinforcing the availability of “no contact” delivery with our customers, reminding them to communicate any updates to their delivery and if they leave their empty bottles outside, we will replace them accordingly. We are also encouraging associates to live our safety principles and stop unsafe work if there is an identified or perceived risk at any delivery location.

Serving Our Communities

We are strongly committed not only to the communities we serve, but also to the world at large. After all, our families live, work and play in our local communities and around the globe.

It is part of our mission to promote hydration and wellness via sponsorships and in-kind donations, and to provide aid in the times of need. We provide bottled water products for local sporting events, culinary and hospitality programs, fundraisers, and associate-supported efforts and have contributed time and resources to many regional causes. We also donated water to medical centers and first responders, as well as supported hospitality partners feeding front-line workers during the ongoing COVID-19 pandemic.

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Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Recent Developments

On January 11, 2020, we cancelled 225,000,000 shares of our common stock that were registered in the name of Andy Greider. The shares were cancelled pursuant an understanding between us and Mr. Greider that dated back to October 2018 and is evidenced by a written letter from Mr. Greider to our transfer agent. Mr. Greider previously provided consulting services to our company and agreed to forfeit these shares when he ceased providing such services.

On November 4, 2020, the Company exchanged 284,516,225 shares of Company common shares for 3,145,890 Company Preferred Class A shares (the “Share Exchange”).

As part of the Share Exchange, the Company exchanged:

(a)	51,927,302 shares of common stock owned by Leonard M. Greene for 520,000 Preferred Class A shares.
(b)	220,000,000 shares of common stock owned by Madeline Kaye and issued 2,200,000 Preferred Class A Shares to Leonard M. Greene
(c)	5,588,923 shares of common stock owned by Amy McNally for 55,890 Preferred Class A Shares
(d)	7,000,000 shares of common stock owned by David Johnson for 70,000 Preferred Class A Shares

On February 17, 2021, Monmouth announced that it has paid off all mortgage liens and obligations for the building, equipment and property of the Marion, North Carolina facility and has received a certificate of satisfaction from the lien holder with a payment of $719,823.56.

On or about June 14, 2021, the Company amended its Certificate of Incorporation to create a new Preferred Class of Stock, the Company’s Preferred Class B Stock, par value $0.0001. The Company’s Preferred Class B Stock can be converted into 100,000,000 (100 million) shares of the Company’s Common Stock. Each share of the Company’s Preferred Class B Stock can also vote as 100,000,000 (100 million) shares of the Company’s Common Stock.

Three shareholders of the Company’s Preferred Class A Common Stock converted their shares into 20 shares each of the Company’s Class B Preferred Stock.

Effective July 31, 2024, all of our then-outstanding outstanding convertible promissory notes were cancelled, a total cancellation amount of $313,996.

DESCRIPTION OF PROPERTY

Currently, our principal executive offices are located at 13195 U.S. Highway 221 N, Marion, North Carolina, 28752, which is where our 55,000 sq. ft. beverage and bottling facility is located.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this PQA. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this PQA.

Overview

Since our inception we operated different businesses under different names before changing our name to Greene Concepts, Inc. and engaging in our current business. Through our wholly owned subsidiary, Mammoth, we are now a bottling and beverage company committed to providing the world with high quality, healthy, and enhanced beverage choices. Our beverage and bottling facility is located in Marion, North Carolina.

As of April 6, 2020, the Company’s production facility is fully operational after the Company spent 16 months restoring the production facility in Marion, North Carolina (the “Marion Facility”). The Marion Facility currently has the capacity to produce 192 million bottles or 8 million cases annually (with current equipment). The Marion Facility has space for additional capacity.

Additionally, Mammoth will act as a third-party producer and bottler of "white label" beverage and water products. White label bottling services are provided for clients that desire to market their own product formulations, brand name and labeling while outsourcing the production and bottling of their products to Mammoth.

Before acquiring Mammoth on February 6, 2019, we operated our legacy business, which was the manufacture and distribution of a line of 25 high quality consumer focused inkjet kits. On April 30, 2019, our board of directors made a determination to wind down our legacy business and to transition into the beverage and bottling business. During the same period, Mammoth began the process of performing required maintenance to revitalize all the equipment and facility infrastructure in order to relaunch production at the plant. At the time of the acquisition all of the plant equipment was in good condition although the equipment had not operated for several years and it did require a thorough inspection and light maintenance to assure proper operation when the bottling lines are relaunched. At the time of the acquisition, we hired, Kenneth Porter, a 30+ year veteran of the beverage and bottling industry, as plant manager to oversee operations as well as the revitalization and expected relaunch of the facility.

The Food and Drug Administration, or FDA, requires adherence to current good manufacturing practice, or CGMP, regulations for the processing and bottling of bottled drinking water, which includes facility inspection and documentation of corrective measures and reporting requirements, as well as new requirements for hazard assessments and food safety, or HACCP, plans mandated by the Food Safety and Modernization Act, or FSMA. Final preparations for inspection are underway, including building and facility maintenance such as pressure washing, painting, general cleaning, and minor building repairs.

Happy Mellow

Happy Mellow uses water-soluble transport technology to deliver nutrients quickly into the body’s circulatory system (also known as bioavailability). This can support a healthy immune system, balance, stress relief, relaxation, an ease of muscle tension, and a more peaceful and healthier mind and body.

Following significant research and development, the Happy Mellow beverage line has been formulated to include fast-acting CBD, along with other vitamins. Happy Mellow is low in sugar and contains all-natural ingredients. Each delicious beverage is infused with 20 mg of broad-spectrum CBD to include:

10 mg CBD "Cannabidiol” 5 mg CBN “Cannabinol” 5 mg CBG “Cannabigerol”

The current Happy Mellow product line consists of:

•	Happy Mellow Lemon Lime (120 MG of Caffeine)
•	Happy Mellow Plum Punch (Vitamin B12)
•	Happy Mellow Blood Orange Acai (200 MG of Vitamin C)

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Results of Operations

Six Months Ended January 31, 2025 and 2024.

Gross Sales. For the six months ended January 31, 2025 and 2024, we reported gross sales of $422,969 (unaudited) and $229,449 (unaudited), respectively. Our higher gross sales for the 2025 period are attributable to the carry-on effects of our marketing program started in 2023.

Cost of Sales. For the six months ended January 31, 2025 and 2024, we reported cost of sales of $51,196 (unaudited) and $206,938 (unaudited), respectively. Our higher sales volumes in 2025 allowed us to achieve certain economies of scale in the production of our product, thereby reducing our cost of sales as a percentage of gross sales.

Gross Margin. For the six months ended January 31, 2025 and 2024, we reported a gross margin $371,773 (unaudited) and $22,511 (unaudited), respectively.

Operating Expenses. For the six months ended January 31, 2025 and 2024, we reported total operating expenses of $428,030 (unaudited) and $442,745 (unaudited).

Administrative Expenses. For the six months ended January 31, 2025 and 2024, we reported administrative expenses of $37,025 (unaudited) and $35,817 (unaudited), respectively.

Professional Fees. For the six months ended January 31, 2025 and 2024, we reported professional fees of $212,131 (unaudited) and $241,125 (unaudited), respectively.

Depreciation. For the six months ended January 31, 2025 and 2024, we reported depreciation of $34,481 (unaudited) and $34,481 (unaudited), respectively.

Marketing. For the six months ended January 31, 2025 and 2024, we reported marketing expenses of $46,821 (unaudited) and $91,807 (unaudited), respectively. The decrease in marketing expenses is attributable primarily to our lower levels of cash with which to market our products.

Plant Operations. For the six months ended January 31, 2025 and 2024, we reported plant operations expenses of $25,664 (unaudited) and $7,662 (unaudited), respectively. The increase in plant operations expenses is attributable primarily to our higher level of sales activities.

Taxes. For the six months ended January 31, 2025 and 2024, we reported tax expenses of $12,869 (unaudited) and $14,922 (unaudited), respectively.

Other Income/Expense. For the six months ended January 31, 2025, other income was $2,331 (unaudited), which was comprised of $2,059 (unaudited) in other income and $272 (unaudited) in interest income. For the six months ended January 31, 2024, other expense was $9,874 (unaudited), which was comprised of $10,146 (unaudited) in finance and interest fees that was offset by $272 (unaudited) in interest income.

Net Loss. For the six months ended January 31, 2025 and 2024, we reported a net loss of $53,926 (unaudited) and $430,108 (unaudited), respectively.

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Years Ended July 31, 2024 and 2023.

Gross Sales. For the years ended July 31, 2024 and 2023, we reported gross sales of $856,545 (unaudited) and $719,732 (unaudited), respectively. Our higher gross sales for the 2024 period are attributable to the carry-on effects of our 2023 marketing program.

Cost of Sales. For the years ended July 31, 2024 and 2023, we reported cost of sales of $491,904 (unaudited) and $568,349 (unaudited), respectively. Our higher sales volumes in 2024 allowed us to achieve certain economies of scale in the production of our product, thereby reducing our cost of sales as a percentage of gross sales.

Gross Margin. For the years ended July 31, 2024 and 2023, we reported a gross margin $364,641 (unaudited) and $151,383 (unaudited), respectively.

Operating Expenses. For the years ended July 31, 2024 and 2023, we reported total operating expenses of $915,857 (unaudited) and $1,308,329 (unaudited).

Administrative Expenses. For the years ended July 31, 2024 and 2023, we reported administrative expenses of $61,091 (unaudited) and $94,771 (unaudited), respectively.

Professional Fees. For the years ended July 31, 2024 and 2023, we reported professional fees of $452,025 and $712,509 (unaudited), respectively.

Depreciation. For the years ended July 31, 2024 and 2023, we reported depreciation of $68,962 (unaudited) and $88,678 (unaudited), respectively.

Marketing. For the years ended July 31, 2024 and 2023, we reported marketing expenses of $11,653 (unaudited) and $319,341 (unaudited), respectively. The increase in marketing expenses is attributable primarily to our greater levels of cash with which to market our products.

Brand Consulting. For the years ended July 31, 2024 and 2023, we reported brand consulting expenses of $130,653 (unaudited) and $322,995 (unaudited), respectively.

Plant Operations. For the years ended July 31, 2024 and 2023, we reported plant operations expenses of $30,272 (unaudited) and $19,021 (unaudited), respectively. The decrease in plant operations expenses is attributable primarily to our lower level of sales activities.

Taxes. For the years ended July 31, 2024 and 2023, we reported tax expenses of $11,553 (unaudited) and $1,394 (unaudited), respectively.

Other Income/Expense. For the year ended July 31, 2024, other income was $309,330 (unaudited), which was comprised of $211,873 (unaudited) in gain on convertible debt write-off, $97,049 (unaudited) in finance and interest fees and $408 (unaudited) in interest income. For the year ended July 31, 2023, other expense was $242,726 (unaudited), which was comprised of $243,726 (unaudited) in finance and interest fees that was offset by $451 (unaudited) in interest income.

Net Loss. For the years ended July 31, 2024 and 2023, we reported a net loss of $241,886 (unaudited) and $1,399,672 (unaudited), respectively.

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Plan of Operations

In order for us to implement our business plan over the next 12 months, we have identified the following milestones that we expect to achieve:

•	Expansion of Broker Network - We expect to continue to develop our working relationship with our national broker network. We continually meet, train, and go on sales call with our national broker network in order to take advantage of the momentum currently being created by their efforts. We anticipate a considerable amount of travel and ongoing expenses to be incurred as part of this expansion.

•	Increase Manufacturing Capacity - BE WATER product: we expect to add one to two new co-packer facilities, strategically located to reduce freight costs and meet current volumes and future growth objectives.

•	Expand Retail Distribution - We continue to expand our retail presence.

•	Addition of Support Staff - In order to support expansion efforts and to continue the training and support of our broker network, we anticipate that we will need to hire approximately two to three more people on the corporate level for the specific purpose of supporting the broker, distributor and retailers and their logistical and accounting requirements. We continue to seek and interview candidates to fill our growing need for additional staffing.

The milestones set forth above reflect our current judgment and belief regarding the direction of our business. Actual events, expenditures and results will almost always vary, sometimes materially, from any estimates, predictions, projections or assumptions suggested herein.

If our own financial resources and future cash-flows from operations are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities will result in dilution to our stockholders. The incurrence of indebtedness will result in increased debt service obligations and could require us to agree to operating and financial covenants that could restrict our operations or modify our plans to grow the business. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, will limit our ability to expand our business operations and could harm our overall business prospects.

Liquidity and Capital Resources

January 31, 2025. At January 31, 2025, our company had $94,897 (unaudited) in cash and a working capital deficit of $1,305,747 (unaudited), compared to $238,182 (unaudited) in cash and a working capital deficit of $1,699,698 (unaudited) at July 31, 2024. The change in our working capital position from July 31, 2024, to January 31, 2025, is attributable primarily to our inability to increase sales of our products without achieving a corresponding reduction in our fixed expenses.

Our company’s current cash position of approximately $100,000 is adequate for our company to maintain its present level of operations through at least December 31, 2025.

July 31, 2024. At July 31, 2024, our company had $238,182 (unaudited) in cash and a working capital deficit of $1,699,698 (unaudited), compared to $195,540 (unaudited) in cash and a working capital deficit of $1,980,173 (unaudited) at July 31, 2023. The change in our working capital position from July 31, 2023, to July 31, 2024, is attributable primarily to our inability to increase sales of our products without achieving a corresponding reduction in our fixed expenses.

Cancellation of Convertible Notes. Effective July 31, 2024, all of our then-outstanding outstanding convertible promissory notes were cancelled, a total cancellation amount of $313,996.

Financing Source. To date, in this offering, we have sold 477,833,333 Units for a total of $1,517,000 in cash. We require additional funding, whether from this offering or from another source, to increase sales of our products. There is no assurance that we will be successful, in this regard.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, director and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Leonard Greene	Chief Executive Officer; Director	69	1 Year	40
Kenneth Porter	Plant Manager	61	1 Year	N/A

Leonard Greene, Chief Executive Officer

Lenny M. Greene is the current Chief Executive Officer, President and Director of the Company and has held that position since November 19, 2019. On November 19, 2019 Mr. Greene resumed the role of company CEO and President after having served in both roles from 2003 - 2018. During his previous tenure the company manufactured and distributed high-quality ink technology formulations for wide format, narrow format and industrial printing applications. Mr. Greene laid the groundwork to build the organization to an elevated level of competitiveness and professionalism while taking the company public (OTC: INKW) thereby magnifying expansion opportunities toward near-term growth and long-term value. He brings over thirty years of experience to Greene Concepts with an impressive acumen of negotiating and closing deals with Fortune 500 corporate accounts. Mr. Greene is an expert dealing with corporate executives and purchasing agents. His resume includes spearheading sales and service and repair contracts as CEO for Comservco, a personal computing and Wide Area Network infrastructure business, from $0 to $15 million over a three-year period. Mr. Greene has managed over 200 nationwide company accounts to include: ABC, CBS, Exxon Corporation, New York City (All City Agencies), New York Telephone Company, Western Electric, Citibank and Bank of New York. Since February 2023, Mr. Greene has served as a director of Tocca Life Holdings, Inc., a publicly traded company (symbol: TLIF) engaged in the operation of indoor rock climbing centers.

Kenneth Porter, Plant Manager

Mr. Porter has 36 years of experience in high-speed food and beverage production, managing multiple plants, the maintenance, equipment & processes.  Mr. Porter has worked as a manager for Pepsi Bottling Group, Universal Food & Beverage, Summit Beverage Group and prior to joining Greene Concepts, Ice River Springs, a bottling company with an annual volume of 25 million cases and 125 employees.

His career began in 1983 working as Production Manager for Coca-Cola Bottling Co Consolidated.  In 1994 he was promoted to Plant Manager for a facility with an annual volume of 20 MM cases, and managed 105 hourly employees and 12 managers.

Mr. Porter’s skills include PM systems, PLCs, Predictive maintenance, inferred & vibration analysis, Strong people/ coaching skills, Strong problem solving skills, P&L and budgets, Costing of products, Cost analysis, Capital Appropriations, Managed multi-million dollar projects, Removed and installed complete bottling lines, Personally installed over 20 pieces of major bottling, blow molding and support equipment, Master sanitation programs, Warehouse management, inventory control & Union Plants.  He has training/certification in Computers, T.Q.M, S.P.C, T.P.M, Team Building, Self-directed work teams, M.R.P, E.R.P, OSHA & GMP regulations, USDA, FDA, HACCP, SQF, NSF, Six Sigma Black Belt and lean manufacturing champion, Safety Committees and Pepsi CQV process.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

•	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

•	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In General

As of the date of this PQA, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officer.

Name and Principal Position	Year Ended 7/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Leonard M. Greene	2024	84,000	---	---	---	---	---	---	84,000
Chief Executive Officer	2023	84,000	---	---	---	---	---	---	84,000

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase Common Stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this PQA, for the named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Leonard M. Greene	---	---	---	N/A	N/A	---	---	---	---

Employment Agreements

The Company has entered into the following employment agreement that we believe is material to our business:

Leonard Greene

Effective as of November 19, 2019, we entered into an employment offer letter with Mr. Leonard Greene. Pursuant to the terms of the offer letter, Mr. Greene is appointed as the Chief Executive Officer of our company. His duties include the general management of the affairs of our company, together with the powers and duties usually incident to the office of chief executive officer. His monthly compensation is $7,000. He is eligible to participate in the standard benefits plans offered to similarly situated employees of our company. He is also eligible for annual bonuses at the sole discretion of the Board of Directors. The agreement may be terminated at any time by either party with or without cause or advance notice.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below does not give effect to certain events, as follows:

Series B Preferred Stock Conversion. The table below does not give effect to the issuance of shares of our Common Stock upon conversion of the outstanding shares of Series B Preferred Stock. At any time, the holders of the Series B Preferred Stock have the right to convert the shares of Series B Preferred Stock into a total of six billion shares of our Common Stock. (See “Risk Factors” and “Dilution-Ownership Dilution”).

In light of the caveat stated in the foregoing paragraph, the following table sets forth information regarding beneficial ownership of our voting stock as of the date of this PQA (i) by each of our officers and directors who beneficially own more than 5% of our voting stock; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 5% of each class of our voting stock. Unless otherwise specified, the address of each of the persons set forth below is in care of the company at 13195 U.S. Highway 221 N, Marion, North Carolina, 28752.

Name of Beneficial Owner	Amount of Beneficial Ownership(1)		Percent of Common Stock(2)	Percent of Series B Preferred Stock(3)	Percent of Total Voting Stock(4)(5)
	Common Stock	Series B Preferred Stock
Lucky Pony LLC(6) 633 Gaines Way Winter Park, FL 32789	0	20	0	33.3%	26.6%
The Leonard and Elizabeth Greene Family Trust(7) 1865 Herndon Ave, Suite K Clovis, CA 93611	0	20	0	33.3%	26.6%
High Hopes Holdings, LLC(8) 219 Sykes Point Lane Merritt Island, FL 32953	0	20	0	33.3%	26.6%
All directors and officers as a group (1 person)	0	20	0.0%	33.3%	26.6%

*Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares. For each beneficial owner above, any securities acquirable within 60 days have been included in the denominator in accordance with SEC Rule 13d-3(d)(1).
(2)	Based on 3,548,167,506 shares of our Common Stock outstanding as of June 4, 2025.
(3)	Based on 60 shares of our Series B Preferred Stock outstanding as of the date of this PQA. Shares of Series B Preferred Stock are convertible into shares of Common Stock on the basis of 100,000,000 shares of Common Stock for every share of Series B Preferred Stock. Each share of Series B Preferred Stock is entitled to one hundred million (100,000,000) votes per share on all matters to which they are so entitled to vote.
(4)

Percentage of Total Voting Stock represents total ownership with respect to all shares of our Common Stock, Series A Preferred Stock and Series B Preferred Stock as a single class and giving effect to the 1,000 for 1 vote of the Series A Preferred Stock and 100,000,000 for 1 vote of Series B Preferred Stock.

(5)	Holders of Series B Preferred Stock have voting rights equal to four times the sum of: (a) the total number of shares of Common Stock which are issued and outstanding at the time of voting; plus (b) the total number of votes holders of Series A Preferred Stock are entitled.
(6)	Stephen W. Carnes is the managing member of this entity.
(7)	Leonard Greene, the sole officer and director of our company, is a trustee of this trust.
(8)	Robert Levit is the managing member of this entity.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as set forth below, since the beginning of our 2017 fiscal year, we have not entered into any transactions with any related persons in which the amount involved exceeded the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years.

As of July 31, 2024, the Company owed $215,312 to Leonard Greene, the Company’s Chief Executive Officer. The loan is non-interest-bearing and unsecured, and due upon demand.

On February 8, 2019, we issued to BNL Capital, LLC, a significant shareholder at that time, a total of 2 million shares of our Preferred Class A Stock as compensation for services that BNL Capital, LLC rendered to us in connection with our acquisition of Mammoth Ventures Inc.

SECURITIES BEING OFFERED

We are offering 700,000,000 Offered Units, with each Unit consisting of 3 shares of Common Stock. and 2 Warrants, with the Remaining Units being offered at an offering price of $__0.00075-0.00125 per Unit. Through the sale of Offered Units, the Company is offering a maximum of 3,000,000,000 shares, including the Warrant Shares.

Our authorized capital stock consists of 10,000,000,000 shares of Common Stock, $0.0001 par value per share, and 20,000,000 shares of Preferred Class Stock, par value $0.0001. As of the date of this Offering Circular, there are 3,548,167,506 shares of our Common Stock issued and outstanding, 888,390 shares of our Series A Preferred Stock (the “Series A Preferred Stock”) issued and outstanding and 60 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) issued and outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

Common Stock

Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding holders of our preferred stock, holders of our Common Stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

Other Rights. Holders of Common Stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock.

43

Series A Preferred Stock

Voting Rights. Holders of shares of Series A Preferred Stock vote together with the holders of Common Stock. Each share of Series A Preferred Stock is entitled to one thousand (1,000) votes per share on all matters. Except as provided by law, the holders of shares of Series A Preferred Stock vote together with the holders of shares of Common Stock as a single class.

In addition, so long as any shares of Series A Preferred Stock remains outstanding, in addition to any other vote or consent of stockholders required by our certificate of incorporation, the company will not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series A Preferred Stock: (i) effect a sale of all or substantially all of the company’s assets or which results in the holders of the company’s capital stock owning less than fifty percent (50%) of the voting power of the company, (ii) alter or change the rights, preference, or privileges of the Preferred Class A Stock, (iii) increase or decrease the number of authorized shares of Series A Preferred Stock, (iv) authorize the issuance of securities having preference over or on par with the Series A Preferred Stock, (v) effectuate a forward or reverse stock split or dividend of the company’s Common Stock, or (vi) increase the maximum number of directors constituting the board of directors to a number greater than seven (7); with holders of Series A Preferred Stock having the right, but not the obligation, to fill four (4) of such board seats.

Dividend Rights. We are not required to pay dividends at any specific rate on the Series A Preferred Stock; provided, however, that if any dividend is paid on the outstanding Common Stock, the Series A Preferred Stock would participate in such dividend on a pari passu basis with the holders of Common Stock on an as converted to Common Stock basis.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, whether voluntary or involuntary,, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the amount that would be paid to one hundred shares of Common Stock (subject to adjustment), plus any dividends declared but unpaid thereon.

Conversion Rights. Each share of Series A Preferred Stock is convertible at any time, after one year from the issuance of such share, at the option of the holder into one hundred (100) shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in the event of any stock splits, stock combinations, recapitalizations and similar transactions.

Other Rights. Holders of Series A Preferred Stock have no preemptive or subscription rights and there are no redemption or sinking fund provisions applicable to our Series A Preferred Stock.

Series B Convertible Preferred Stock

Voting Rights. Each outstanding share of Series B Preferred Stock shall be entitled to one hundred million (100,000,000) votes per share on all matters to which the shareholders of the Company are entitled or required to vote. Further, holders of Series B Preferred Stoc shall have voting rights equal to four times the sum of: (a) the total number of shares of Common Stock which are issued and outstanding at the time of voting; plus (b) the total number of votes to which holders of Series A Preferred Stock are entitled. At no time can the combination of votes by holders of Common Stock and Series A Preferred Stock be equal to or greater than the number of votes to which holders of Series B Preferred Stock shall be entitled.

Dividend Rights. We are not required to pay dividends at any specific rate on the Series B Preferred Stock; provided, however, that if any dividend is paid on the outstanding Common Stock, the Series B Preferred Stock would participate in such dividend on a pari passu basis with the holders of Common Stock on an as converted to Common Stock basis.

Conversion Rights. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder into one hundred million (100,000,000) shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment in the event of any stock splits, stock combinations, recapitalizations and similar transactions.

44

Transfer Agent and Registrar

The company has engaged Pacific Stock Transfer Company, Inc. as its transfer agent and registrar. Pacific Stock Transfer’s address is 6725 Via Austi Parkway, Suite 300, Las Vegas, NV 89119 and its telephone number is (800) 785-7782.

Shares Eligible for Future Sale

Assuming the sale of all of the Offered Units, including the Remaining Offered Shares and assuming the exercise of all of the Warrants, we will have 8,659,000,841 shares of Common Stock outstanding. The 3,000,000,000 shares of Common Stock, including the Warrant Shares, sold in this offering will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter.

LEGAL MATTERS

Certain legal matters with respect to the Units offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the Common Stock offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the Common Stock to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the closing of this offering, we will be subject to the informational requirements of Tier 1 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the offering statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

45

GREENE CONCEPTS, INC.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

F-1

GREENE CONCEPTS, INC.

CONSOLIDATED BALANCE SHEETS

ON JANUARY 31, 2025, AND JANUARY 31, 2024

(UNAUDITED)

	2025	2024
ASSETS

CURRENT ASSETS

Cash	$94,897	$66,814

Accounts Receivable net of allowance of doubtful accounts	296,635	55,097

Inventory	418,438	376,903

Securities	17	37

TOTAL CURRENT ASSETS	809,987	498,851

FIXED ASSETS-NET	4,744,138	4,750,015

OTHER ASSETS

Investment in Subsidiary	–	–

Due from subsidiary	–	–

Subscription Programs	163,536	354,936

TOTAL ASSETS	$5,717,661	$5,603,802

LIABILITIES

Accounts Payable	$32,114	$90,879

Accrued Interest Payable	–	97,160

Other Liabilities	173,579	110,588

Notes Payable (Note 3)	–	211,873

Note Payable Shareholder	1,910,041	2,380,670

TOTAL LIABILITIES	2,115,734	2,891,170

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred A Stock $.0001 par value 20,000,000 Authorized 888,390 issued & outstanding on January 31, 2025, and 888,390 issued & outstanding on January 31, 2024	89	89

Preferred B Stock $.001 par value 1,000 Authorized 60 issued & outstanding on January 31, 2025, and 60 issued & outstanding on January 31, 2024	–	–

Common Stock, $.0001 par value 10,000,000,000 Authorized 3,203,167,506 issued & outstanding at January 31, 2025, and 2,360,667,515 issued & outstanding at January 31, 2024	320,317	236,067

Additional paid-in-capital	11,400,486	10,729,736

Retained earnings/(deficit)	(8,118,965)	(8,253,260)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	3,601,927	2,712,632

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$5,717,661	$5,603,802

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-2

GREENE CONCEPTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025, AND 2024

(UNAUDITED)

	Three Months Ended January 31		Six Months Ended January 31
	2025	2024	2025	2024
REVENUES:

Sales	$150,913	$34,302	$422,969	$229,449

TOTAL REVENUE	150,913	34,302	422,969	229,449

COST OF SALES	22,764	41,799	51,196	206,938

GROSS MARGIN	128,149	(7,497)	371,773	22,511

OPERATING EXPENSES:

Administrative expenses	15,240	23,929	37,025	35,817

Advertising	30,911	5,071	59,039	16,931

Professional Fees	98,989	109,570	212,131	241,125

Depreciation	17,241	17,241	34,481	34,481

Marketing	24,168	24,795	46,821	91,807

Plant operations	17,793	3,202	25,664	7,662

Taxes	1,115	–	12,869	14,922

Total Operating expenses	205,457	183,808	428,030	442,745

NET OPERATING INCOME/ (LOSS)	(77,308)	(191,304)	(56,257)	(420,234)

OTHER INCOME/(EXPENSES)

Finance and interest fees	–	(5,073)	–	(10,146)

Other Income	2,231	–	2,059	–

Interest income	–	100	272	272

Total Other Income/(Expenses)	2,231	(4,974)	2,331	(9,874)

NET INCOME/ (LOSS)	$(75,077)	$(196,278)	$(53,926)	$(430,108)

Basic and Diluted Loss per Common Share	$(.000023)	$(.000083)	$(.000017)	$(.000182)

Weighted Average Number of Common Shares Outstanding	3,203,167,506	2,360,677,515	3,203,167,506	2,360,677,515

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-3

GREEN CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JANUARY 31, 2025

(UNAUDITED)

	PREFERRED		COMMON		ADDITIONAL PAID	ACCUMULATED EQUITY	TOTAL SHAREHOLDERS EQUITY
	SHARES	VALUE	SHARES	VALUE	IN CAPITAL	(DEFICIT)	(DEFICIT)
BALANCE JULY 31, 2022	888,450	$89	2,084,667,515	$208,467	$9,987,136	$(6,419,241)	$3,776,451

ISSUANCE OF COMMON SHARE FOR REG A	–	–	30,000,000	3,000	222,000	–	225,000

NET INCOME/(LOSS) OCTOBER 31, 2022	–	–	–	–	–	(408,219)	(408,219)

BALANCE OCTOBER 31, 2022	888,450	$89	2,114,667,515	$211,467	10,209,136	$(6,827,460)	$3,593,231

NET INCOME/(LOSS) JANUARY 31, 2023	–	–	–	–	–	(257,127)	(257,127)

BALANCE JANUARY 31, 2023	888,450	$89	2,114,667,515	$211,467	10,209,136	$(7,116,587)	$3,304,103

ISSUANCE OF COMMON SHARE FOR REG A	–	–	24,000,000	2,400	53,600	–	56,000

NET LOSS APRIL 30, 2023	–	–	–	–	–	(296,906)	(296,906)

BALANCE APRIL 30, 2023	888,450	$89	2,138,667,515	$213,867	10,262,736	$(7,380,735)	$3,095,956

ISSUANCE OF COMMON SHARES FOR REG A	–	–	132,000,000	13,200	294,000	–	308,000

NET LOSS JULY 31, 2023	–	–	–	–	–	(442,416)	(442,416)

BALANCE JULY 31, 2023	888,450	$89	2,270,667,515	$227,067	10,570,736	$(7,823,151)	$2,974,740

ISSUANCE OF COMMON SHARES FOR REG A	–	–	90,000,000	9,000	159,000	–	168,000

NET LOSS OCTOBER 31,2023	–	–	–	–	–	(233,831)	(233,831)

BALANCE OCTOBER 31, 2023	884,450	$89	2,270,667,515	$236,067	10,729,736	$(8,056,982)	$2,908,910

NET LOSS JANUARY 31, 2024	–	–	–	–	–	(20,704)	(20,704)

BALANCE JANUARY 31, 2024	888,450	$89	2,360,667,515	$236,067	10,729,736	$(8,077,686)	$2,888,205

ISSUANCE OF COMMON SHARES FOR REG A	–	–	119,999,996	12,000	108,000	–	120,000

NET LOSS APRIL 30, 2024	–	–	–	–	–	(101,137)	(101,137)

BALANCE JANUARY 31, 2024	888,450	$89	2,480,667,511	$248,067	10,837,736	$(8,178,824)	$2,907,068

ISSUANCE OF COMMON SHARES FOR REG A	–	–	409,999,997	41,000	369,000	–	41,000

NET INCOME JULY 31 2024	–	–	–	–	–	113,785	113,785

BALANCE JULY 31, 2024	888,450	$89	2,890,667,515	$289,067	11,206,736	$(8,065,039)	$3,430,853

ISSUANCE OF COMMON SHARES FOR REG A	–	–	312,499,998	31,250	193,750	–	225,000

NET INCOME JANUARY 31,2025	–	–	–	–	–	(53,926)	(53,926)

BALANCE JANUARY 31, 2025	888,450	$89	3,203,167,506	$320,317	11,400,486	$(8,118,965)	$3,601,927

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-4

GREENE CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JANUARY 31, 2025 & JANUARY 31, 2024

(UNAUDITED)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income / (Loss)	$(53,926)	$(430,108)

Adjustments to reconcile net income to net cash provided by operating activities:

Changes in operating assets and liabilities:

Write off of Debt	–	–

Depreciation and amortization	34,481	34,481

(Increase)/decrease in Due from subsidiary	–	703

(Increase)/decrease in accounts receivable	9,000	(20,333)

Increase/ (decrease) in accounts payable	2,320	19,154

Increase/ (decrease) in accrued interest payable	–	(26,301)

Increase/(decrease) in other current liabilities	(23,419)	110,588

(Increase)/decrease in other current assets	16	5,873

(Increase)/decrease in inventory	(168,676	(51,153)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(200,204)	(357,096)

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in Fixed Assets	(7,193)	(192,854)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(7,193)	(192,854)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of branding rights	–	–

(Decrease)/Increase in notes payable	(160,888)	253,314

(Decrease)/Increase in REG A Equity Investment	225,000	168,000

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	64,112	421,314

NET INCREASE/ (DECREASE) IN CASH	(143,285)	(128,636)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD	238,182	195,450

CASH AND EQUIVALENTS, END OF PERIOD	$94,897	$66,814

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The accompanying notes are an integral part of the unaudited consolidated financial statements.

F-5

GREENE CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2025

NOTE 1 – ORGANIZATION AND OPERATIONS

Greene Concepts, Inc. is headquartered in the City of Fresno, California and has been in service for fifty-eight years. The Company manufactured and distributed a line of 25 high quality consumer focused inkjet kits. The Company has recently divested itself of these operations and have acquired a facility that will be focused on production of a variety of beverage product lines including, but not limited to CBD infused beverages, spring and artesian water, as well as enhanced athletic drinks in addition to other product offerings The Company has prepared these financial statements on the accrual basis of accounting.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Greene Concepts, Inc. (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

B. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation for up to $250,000.

E. FIXED ASSETS Fixed assets are carried at cost. Depreciation is computed using the straight-line method of depreciation over the assets estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of fixed assets are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the income. In February 2019 the Company acquired Mammoth Ventures Inc. which included all assets owned by Mammoth including the Marion, North Carolina facility and all bottling equipment and other assets formerly known as the North Cove Springs Bottling and Beverage from BNL Capital LLC. Depreciation for the six months ended January 31, 2025, and 2024 was $34,481, respectively.

F-6

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.

G. INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards 109 of “Accounting for Income Taxes.” Under Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

	As of January 31, 2025	As of January 31, 2024
Net operating loss carryforward	$(8,118,965)	$(8,253,260)
Valuation allowance	(8,118,965)	(8,253,260)

Net deferred tax assets	$–	$–

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	For the six Months ended January 31, 2025	For the six Months ended January 31, 2024
Expected federal statutory rate	(21)%	(21)%
State Effect on tax rate, net of federal benefit	(4.35)%	(4.35)%
Change in valuation allowance	25.35%	25.35%

Income tax provision (benefit)	2,058,158	2,092,201

The Company, after considering all available evidence, fully reserved its deferred tax assets since it is more likely than not that such benefits may be realized in future periods. The Company has not yet established that it can generate taxable income. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

G. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

F-7

NOTE 3 – NOTES AND OTHER LOANS PAYABLE

Convertible Notes.

Date	Name	Principal	Interest Rate	Maturity Date
October 1, 2018	Bradley Wilson	$6,000.00	12.00% APR	October 1,2019
October 5, 2018	Bradley Wilson	$1,150.00	12.00% APR	October 5, 2019
October 26, 2018	Bradley Wilson	$12,000.00	12.00% APR	October 26, 2019
October 26, 2018	Bradley Wilson	$9,223.00	12.00% APR	October 26, 2019
November 15, 2018	Bradley Wilson	$10,000,00	12.00% APR	November 15, 2019
December 11, 2018	Bradley Wilson	$10,600.00	12.00% APR	December 11,2019
December 17, 2018	CDN Associates, LLC	$10,000.00	8.00% APR	December 18, 2019
January 16,2019	CDN Associates, LLC	$5,000.00	8.00% APR	January 16, 2020
February 6, 2019	Nuemark Group LLC	$25,000.00	8.00% APR	February 6,2020
February 8, 2019	Nuemark Group LLC	$15,000.00	8.00% APR	February 8,2020
February 22, 2019	Nuemark Group LLC	$15,000.00	8.00% APR	February 22,2020
March 6, 2019	Shaun Diedrich	$2,000.00	8.00% APR	March 6, 2020
January 24, 2020	Bradley Wilson	$44,400.00	12.00% APR	January 24, 2021
February 19, 2020	Bradley Wilson	$25,000.00	12.00% APR	February 19, 2021
March 26, 2020	Bradley Wilson	$10,000.00	12.00% APR	March 26, 2021

The Company wrote the principal and accumulated interest of the above listed Notes in the fourth Quarter of the fiscal year. The Principal of the Notes written off was $211, 873.00 and the accumulated interest was $97,049.86.

NOTE 4 – REGULATION A OFFERING

Effective October 24, 2024 the Company is offering 700,000,000 units of our securities (the “Units” or the “Offered Units”), with each Unit consisting of 3 Shares of Common Stock, par value $0.0001 (the “Common Stock”), and 2 warrants (each a “Warrant”) to purchase one share each of Common Stock (each, a “Warrant Share”) exercisable at $0.01 per Warrant, of which 362,833,333 Units have been sold for cash in the total amount of $1,287,000 and of which 337,166,667 Units, the Remaining Units, are being offered at a fixed price $0.002 per Remaining Unit. The Units are being offered by our company on a best-efforts basis with no minimum offering required, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”).

Through the sale of the Offered Units, the Company is offering a maximum of 3,500,000,000 shares of Common Stock, including the Warrant Shares. Once a Unit is purchased by an investor, such investor may separately transfer the Common Stock and the Warrant comprising the Units, at such investor’s discretion. The Warrants are exercisable upon purchase. Once the Units offered by the Company are qualified by the SEC, the Common Stock and Warrants comprising the Units, including the Warrant Shares, will have been qualified.

The Company has sold 362,833,333 units of its securities, with each unit being comprised of three shares of common stock and two warrants to purchase a share of common stock at an exercise price of $.01 per share, in its current Regulation A offering (SEC File No. 024-12157), for a total of $1,287,000 in cash.

NOTE 5 – BUSINESS DEVELOPMENTS DURING Q2 FISCAL 2025

Increased Retail Locations

Greene Concepts, Inc. (GCI) continues its growth through 2024 into the second quarter of Fiscal Year 2025. This includes continued retail expansion through its sale of its flagship BE WATER brand six-pack configuration throughout Walmart stores in North and South Carolina and now with approval beyond the Carolinas into Alabama, Tennessee, Georgia and Florida.  While continuing with its Walmart blanket purchase order agreement into 2025, GCI continues to use its hired merchandiser company (Anderson Merchandisers) to ensure optimal in-store placement, inventory management and performance tracking within Walmart stores.

F-8

The Company previously received authorization to expand its six-pack BE WATER presence into additional Walmart locations following its showing of the products at the September 24 – 25 Walmart Open Call event.

Additional sales continue through multiple online marketplaces throughout the U.S. and multiple retail outlets (to include new national vendors). The number of retail outlets continues to rise nationally along with consumer awareness. The current list of retailers carrying GCI brands includes Walmart, Walmart Marketplace, Camping World and one hundred other business locations near and around the Marion, NC bottling plant.

The Company also announced movement toward a partnership with a major Midwest grocery chain operating over 2,000 retail locations.  Additionally, the company is finalizing discussions for additional Walmart product placement within 1,200 U.S. stores.

Increased Marketing

GCI’s local brand ambassador continues to effectively promote and grow the BE WATER brand regionally within 75 miles of the Company’s bottling plant and also on a national level through social media platforms. The brand ambassador also verifies product placement within each store to ensure proper display and branding. The Company is also working with many retailers to create planograms to add new BE WATER products as they plan product display layouts in an effort to be proactive in its approach with Walmart and a number of other retailers toward continued national expansion in 2025.

Increased Local Improvements and Testing

The Company completed extensive building, process, and equipment upgrades at its Marion, NC bottling plant. Several updates included security camera installation, security lighting, replacement and repair of building insulation, new warehouse lighting, conveyor additions for gallon-line production to include an increase in the number of items produced per hour, and Hazard Analysis Critical Control Point (HACCP) training for all warehouse production staff.  Each improvement was carefully designed to enhance quality, efficiency, accuracy, and scalability at the plant in preparation for regional, national, and international growth.

GCI also reported it took steps to continually maintain the highest compliance standards through rigorous water testing, procedural reviews, and maintenance practices.  These efforts ensure the company's bottling plant consistently delivers safe, clean, and high-quality water while meeting regulatory requirements and sustainability goals. The Company’s quality standards include: sourcing premium water, advanced filtration, stringent sanitation protocols, regulatory compliance, Quality Assurance (QA) testing, sustainability initiatives, and innovation and process transparency.  The Company rigorously follows Safe Quality Food (SQF) protocols, conducting both third-party laboratory and in-house water testing.  It also conducts 13 in-house tests at startup and hourly thereafter, with comprehensive line checks following production halts exceeding 15 minutes.  Also announced was the bottling plant is certified by the North Carolina Department of Agriculture, confirming compliance with state production standards. These rigorous protocols ensure superior products, safeguard public health, and promote environmental stewardship.

Increased Partnerships

The Company continues its partnership with Tocca Life Holdings Incorporated (“Tocca Life”) to include Tocca Life Holding's subsidiaries, Be Climbing Inc. and Aiguille Rock Climbing Center. The partnership provides BE WATER awareness, sales, and sponsorship support to the climbing centers (indoor rock climbing is a $2.91 billion market). The partnership also increases opportunities for health and wellness within the $4.5 trillion U.S. healthcare industry while escalating brand awareness for BE WATER among Florida rock climbing enthusiasts.

GCI announced its partnership with a large Alkaline Spring Water company as it provides third-party white label gallon production to that company. This offers numerous benefits to include lower unit costs, consistent quality control, and market adaptability. The partnership marks a strategic collaboration, enabling them to strengthen its position as the top-selling gallon-sized alkaline water brand while Greene Concepts extends the reach of its bottling capabilities into their established retail distribution channels. As of the end of January, 2025, several truckloads of gallon-sized product had been shipped and delivered.

GCI announced a partnership with GEMZ Corporation to ship large containers of fresh artesian spring water to the Middle East. GEMZ Corp's subsidiary, BadgerBlox Inc., a leader in sustainable shipping container conversions, is collaborating with GCI in this effort with the water sourced from GCI’s onsite water refill station.  BadgerBlox will retrofit containers with pumps for water storage and continuous mixing ensuring freshness during transit and delivery.

F-9

The Company announced a strategic partnership with APEX Transgulf Manufacturing LLC, a leading Oman-based supplier of polyethylene packaging. APEX's integrated manufacturing capabilities streamlines Greene Concepts’ supply chain. Greene Concepts will utilize Apex's preform units to save costs by producing its own bottles in-house for BE WATER™ production at its Marion, NC bottling plant which allows GCI to produce BE WATER at a significantly lower expense thereby enhancing the Company’s market competitiveness and flexibility.

The Company announced an alliance and partnership with Prevail Water to offer clean water resource options both regionally and nationally.  It involves capturing water from aquifers in both North Carolina and Tennessee and distributing it to water-scarce regions through an innovative logistics system known as Spring Water on Tap (SWOT).  SWOT involves the use of integrated technology to manage the movement of bulk spring water from the source directly to consumers using an environmentally sensitive approach.  In addition to addressing water availability gaps in the U.S., to include delivering large volumes of clean water to distressed regions, this partnership also creates substantial new income streams for both Greene Concepts and Prevail Water.

Additional Business Growth

GCI announced its upcoming BE WATER™ crypto token. This innovative digital asset, set to become available on the Ethereum blockchain, represents a fusion of value and utility, embodying the essence of adaptability and resilience in the ever-evolving cryptocurrency market.  The BE WATER™ crypto tokens on the Ethereum blockchain will be uniquely integrated into Greene Concepts' physical product line, with redeemable codes printed directly on BE WATER™ packaging enabling consumers to redeem purchases for tokens. This novel approach not only bridges the gap between physical and digital assets but also offers customers a dynamic way to interact with the brand, enhancing their experience with digital asset ownership.  Customers will discover codes on BE WATER™ packaging, which they can redeem for tokens which in turn can be used for the purchase of physical rewards, exclusive incentives, and more.

The Company announced plans to establish a highly anticipated large-scale water refill station outside its bottling plant in Marion, NC. The station will enable the refill of water tankers for a wide range of government, commercial, and private needs while providing access to clean artesian water for domestic and international distribution. The refill station will be capable of dispensing thousands of gallons of water at a time, delivering substantial benefits across key areas, including environmental sustainability, economic efficiency, quality assurance, regulatory compliance, operational flexibility, and scalability.  As an offshoot to the water refill station, GCI is in discussions with a region in the Middle East to supply retrofitted water containers via ships throughout the Middle East.

Business Plan Objectives

GCI’s growth to retailers nationwide, including its ongoing Walmart distribution, remains in line with its business plan objectives:

• Expand its National Broker Network
• Increase its Manufacturing Capacity
• Expand Retail Distribution
• Add Additional Support Staff (supports the broker network, distributors, and retailers)
• Increase its Marketing and Influencer Campaigns

This supports the key elements the company noted for its long-term success to include: Expansive Market Potential, Rapid Market Growth, Experienced Leadership, Sustainable Competitive Edge, Adaptability, Commercialization Strategy, Scalability, Proof of Concept, and a Realistic Business Model.

Increase Retail Growth Streamlining and Preparation

To fully support the Company’s advent into Walmart, GCI engaged in internal training and production preparation to satisfy Walmart’s logistical requirements long-term. In addition to GCI’s warehouse staff completing Walmart Academy Training, GCI hired SPS Commerce for Electronic Data Exchange (EDI) integration, automation, and compliance. A world leader in EDI, SPS Commerce serves as a strategic full-service partner to set up, train and support GCI staff on all Walmart EDI vendor compliance procedures to include automated invoice, shipping, and order processing. These actions allow the Company to get BE WATER onto more Walmart shelves faster and ultimately into the hands of more customers.

F-10

Company Expansion and Product Line Increase

GCI continues its sales increase through the growth of its product lines at Walmart and on Walmart’s Online Marketplace with the availability of both 6-pack and four 6-pack (24 total bottles) configurations for purchase on www.walmart.com. GCI also announced new six-pack delivery configurations of its BE WATER brand to Camping World beyond its historical 24-pack configuration for easier shelf placement/display and consumer transport for purchasing. This offers Camping World store managers multiple selection options between six-packs and the legacy 24-packs of BE WATER.

The Company also continues to prepare for maximized sales by presenting its gallon-size configuration to Walmart to supplement its current six-packs.  Once approved, Walmart will begin selling GCI’s gallon-size bottles at both Walmart’s physical stores and on Walmart Marketplace.  The Company was previously selected to mentor new and potential Walmart vendors at Walmart’s corporate headquarters during the fall 2024 Open Call event attended by multiple participants and several hundred Walmart associates.

GCI has also received multiple Co-pack white label orders resulting in multiple monthly truckloads of gallon-sized bottles with four (4) one-gallon sized bottles included in each branded box.

GCI completed the installation of the gallon-sized production line to fulfill large-scale purchase orders to ensure clean, sustainable, and eco-friendly bottled artesian spring water.

To proliferate BE WATER expansion, GCI is producing and distributing production to meet the needs of national accounts and expanded customer reach.

1.  24–Pack Cases:  Ideal for high demand and bulk availability.

2.  6–Pack Cases:  Smaller size for easy shelf placement, portability, and convenience.

3.  Four 6-Pack Cases:  Combines flexibility and scale with 24 bottles across four packs.

4.  Single Bottle:  Perfect for cooler displays and single shelf placements.

5.  Gallon-Size:  Cost-effective, versatile, and ideal for families, parties, and larger gatherings.

6.  Private (Third-Party) Label:  Customized manufacturing solutions with scalable production, market adaptability, and product diversification.

GCI continues preparing to expand its manufacturing facility by 20,000 sq ft to make it a 75,000 sq ft beverage and bottling facility positioned to serve larger regional and national accounts along with white label manufacturing for outside entities. The building expansion allows for operational growth while affording GCI the space needed to install a high-speed line and also the ability to blow its own bottles which will bring down the cost of goods considerably thereby providing a higher profit margin for GCI. In-house bottle production was also reduced thanks to the Company’s partnership with APEX Transgulf Manufacturing.

Convertible Debt Cancellation

GCI canceled and removed all outstanding convertible notes.  The cancellation and removal of these notes amounted to $313,995.68 in debt reduction and could have potentially equated to over 6.2 billion shares had they been converted at the note's stated conversion rate of .00005 per share. $313,995.68 divided by .00005 = 6,279,913,600.  By eliminating this debt without conversion, the company protects shareholder value and enhances earnings per share. These figures are captured in the Company’s Q1 2025 results on its Over-the-Counter (OTC) Markets Filings and Disclosure Page.

Bottled Water Industry Connection

Bottled Water continues its expansion as a staple item in the current U.S. economy.  Current growth initiatives are occurring within a thriving bottled water industry currently valued at $353.61 billion in 2025 with a projected reach of $565.23 billion by 2034 at a compound annual growth rate of 5.35% according to Precedence Research with the U.S. being the largest consumer of bottled water in the world.  Key factors driving this growth include water scarcity in certain regions, health and safety concerns, consumer health consciousness, the easy availability of bottled water in retail outlets and premiumization.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on such evaluation, there are no material events that have occurred that require further disclosure.

F-11

GREENE CONCEPTS, INC.

CONSOLIDATED BALANCE SHEETS

ON JULY 31, 2024 AND JULY 31, 2023

(UNAUDITED)

	2024	2023
ASSETS

CURRENT ASSETS

Cash	$238,182	$195,450

Accounts Receivable net of allowance of doubtful accounts	305,635	34,764

Inventory	445,353	325,750

Securities	33	342

TOTAL CURRENT ASSETS	989,203	556,306

FIXED ASSETS-NET	4,771,426	4,591,642

OTHER ASSETS

Investment in Subsidiary	–	–

Due from subsidiary	–	703

Subscription Programs	359,127	349,369

TOTAL ASSETS	$6,119,756	$5,498,020

LIABILITIES

Accounts Payable	$29,794	$71,725

Accrued Interest Payable	–	123,461

Other Liabilities	196,998	–

Notes Payable (Note 3)	–	211,873

Note Payable Shareholder	2,462,109	2,129,420

TOTAL LIABILITIES	2,688,901	2,536,479

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred A Stock $.0001 par value 20,000,000 Authorized 888,390 issued & outstanding on July 31, 2024, and 888,390 issued & outstanding on July 31, 2023	89	89

Preferred B Stock $.001 par value 1,000 Authorized 60 issued & outstanding on July 31, 2024, and 60 issued & outstanding on July 31, 2023	–	–

Common Stock, $.0001 par value 10,000,000,000 Authorized 2,890,667,508 issued & outstanding at July 31, 2024, and 2,270,667,515 issued & outstanding at July 31, 2023	289,067	227,067

Additional paid-in-capital	11,206,736	10,557,536

Retained earnings/(deficit)	(8,065,037)	(7,823,151)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	3,430,855	2,961,541

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$6,119,756	$5,498,020

The accompanying notes are an integral part of the consolidated financial statements.

F-12

GREENE CONCEPTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND TWELVE MONTHS ENDED JULY 31, 2024, AND JULY 31, 2023

(UNAUDITED)

	Three Months Ended July 31		Twelve Months Ended July 31
	2024	2023	2024	2023
REVENUES:

Sales	$236,099	$124,250	$856,545	$719.732

TOTAL REVENUE	236,099	124,250	856,545	719,732

COST OF SALES	192,792	128,974	491,904	568,349

GROSS MARGIN	43,307	(4,724)	364,641	151,383

OPERATING EXPENSES:

Administrative expenses	1,446	30,549	61,091	94,771

Advertising	77,453	–	149,647	–

Professional Fees	103,146	269,202	452,025	712,509

Depreciation	17,241	17,241	68,962	88,678

Marketing	2,719	19,079	11,653	319,341

Brand Consulting	33,879	73,253	130,653	322,995

Plant operations	17,914	2,636	30,272	19,021

Taxes	–	–	11,553	1,394

Total Operating expenses	253,798	411,960	915,857	1,308,329

NET OPERATING INCOME/ (LOSS)	(210,491)	(416,684)	(551,216)	(1,156,946)

OTHER INCOME/(EXPENSES)

Write off of Convertible Debt	211,873	–	211,873	–

Finance and interest fees	112,268	(25,881)	97,049	(243,177)

Interest income	135	149	408	451

Total Other Income/(Expenses)	324,276	(25,732)	309,330	(242,726)

NET INCOME/ (LOSS)	$113,785	$(442,416)	$(241,886)	$(1,399,672)

Basic and Diluted Loss per Common Share	$.00004	$(.0002)	$(.00008)	$(.000625)

Weighted Average Number of Common Shares Outstanding	2,890,667,508	2,270,667,515	2,890,667,508	2,270,667,515

The accompanying notes are an integral part of the consolidated financial statements.

F-13

GREEN CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE TWELVE MONTHS ENDED JULY 31, 2023

(UNAUDITED)

	PREFERRED		COMMON		ADDITIONAL PAID	ACCUMULATED EQUITY	TOTAL SHAREHOLDERS EQUITY
	SHARES	VALUE	SHARES	VALUE	IN CAPITAL	(DEFICIT)	(DEFICIT)
BALANCE JULY 31, 2022	888,450	$89	2,084,667,515	$208,467	$9,987,136	$(6,419,241)	$3,776,451

ISSUANCE OF COMMON SHARE FOR REG A	–	–	30,000,000	3,000	222,000	–	225,000

NET INCOME/(LOSS) OCTOBER 31, 2022	–	–	–	–	–	(408,219)	(408,219)

BALANCE OCTOBER 31, 2022	888,450	$89	2,114,667,515	$211,467	$10,209,136	$(6,827,460)	$3,593,231

NET INCOME/(LOSS) JANUARY 31, 2023	–	–	–	–	–	(257,127)	(257,127)

BALANCE JANUARY 31, 2023	888,450	$89	2,114,667,515	$211,467	$10,209,136	$(7,116,587)	$3,304,103

ISSUANCE OF COMMON SHARE FOR REG A	–	–	24,000,000	2,400	53,600	–	56,000

NET LOSS APRIL 30, 2023	–	–	–	–	–	(296,906)	(296,906)

BALANCE APRIL 30, 2023	888,450	$89	2,138,667,515	$213,867	$10,262,736	$(7,380,735)	$3,095,956

ISSUANCE OF COMMON SHARES FOR REG A	–	–	132,000,000	13,200	294,000	–	308,000

NET LOSS JULY 31, 2023	–	–	–	–	–	(442,416)	(442,416)

BALANCE JULY 31, 2023	888,450	$89	2,270,667,515	$227,067	$10,570,736	$(7,823,151)	$2,974,740

ISSUANCE OF COMMON SHARES FOR REG A	–	–	90,000,000	9,000	159,000	–	168,000

NET LOSS OCTOBER 31,2023	–	–	–	–	–	(233,831)	(233,831)

BALANCE OCTOBER 31, 2023	884,450	$89	2,270,667,515	$236,067	$10,729,736	$(8,056,982)	$2,908,910

NET LOSS JANUARY 31, 2024	–	–	–	–	–	(20,704)	(20,704)

BALANCE JANUARY 31, 2024	888,450	$89	2,360,667,515	$236,067	$10,729,736	$(8,077,686)	$2,888,205

ISSUANCE OF COMMON SHARES FOR REG A	–	–	119,999,996	12,000	108,000	–	120,000

NET LOSS APRIL 30, 2024	–	–	–	–	–	(101,137)	(101,137)

BALANCE JANUARY 31, 2024	888,450	89	2,480,667,511	248,067	10,837,736	(8,178,824)	2,907,068

ISSUANCE OF COMMON SHARES FOR REG A	–	–	409,999,997	41,000	369,000	–	41,000

NET INCOME JULY 31 2024	–	–	–	–	–	113,785	113,785

BALANCE JULY 31, 2024	888,450	$89	2,890,667,515	$289,067	$11,206,736	$(8,065,038)	$3,430,853

The accompanying notes are an integral part of the consolidated financial statements.

F-14

GREENE CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED JULY 31, 2023 & JULY 31, 2022

(UNAUDITED)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income / (Loss)	$(241,886)	$(1,399,672)

Adjustments to reconcile net income to net cash provided by operating activities:

Changes in operating assets and liabilities:

Write off of Debt	(211,873)	–

Depreciation and amortization	68,962	68,962

(Increase)/decrease in Due from subsidiary	–	45,923

(Increase)/decrease in accounts receivable	(270,871)	(24,714)

Increase/ (decrease) in accounts payable	(41,931)	(57,354)

Increase/ (decrease) in accrued interest payable	(123,461)	66,718

Increase/(decrease) in other current liabilities	196,998	(10,260)

(Increase)/decrease in other current assets	10,768	2,000

(Increase)/decrease in inventory	(119,603)	5,346

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(732,897)	(1,313,051)

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in Fixed Assets	(248,748)	(119,655)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(248,748)	(119,655)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of branding rights	–	–

(Decrease)/Increase in notes payable	326,377	133,645

(Decrease)/Increase in REG A Equity Investment	698,000	589,000

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,024,377	722,645

NET INCREASE/ (DECREASE) IN CASH	42,732	(700,641)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD	195,450	895,511

CASH AND EQUIVALENTS, END OF PERIOD	$238,182	$195,450

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The accompanying notes are an integral part of the consolidated financial statements.

F-15

GREENE CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2023

(UNAUDITED)

NOTE 1 – ORGANIZATION AND OPERATIONS

Greene Concepts, Inc. is headquartered in the City of Fresno, California and has been in service for fifty-eight years. The Company manufactured and distributed a line of 25 high quality consumer focused inkjet kits. The Company has recently divested itself of these operations and have acquired a facility that will be focused on production of a variety of beverage product lines including, but not limited to CBD infused beverages, spring and artesian water, as well as enhanced athletic drinks in addition to other product offerings The Company has prepared these financial statements on the accrual basis of accounting.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Greene Concepts, Inc. (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

B. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation for up to $250,000.

E. FIXED ASSETS

Fixed assets are carried at cost. Depreciation is computed using the straight-line method of depreciation over the assets estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of fixed assets are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the income. In February 2019 the Company acquired Mammoth Ventures Inc. which included all assets owned by Mammoth including the Marion, North Carolina facility and all bottling equipment and other assets formerly known as the North Cove Springs Bottling and Beverage from BNL Capital LLC

F-16

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.

G. INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards 109 of “Accounting for Income Taxes.” Under Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

	As of July 31, 2024	As of July 31, 2023
Net operating loss carryforward	$(8,065,038)	$(7,380,735)
Valuation allowance	(8,065,038)	(7,380,725)

Net deferred tax assets	$–	$–

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	For the Three Months ended July 31, 2024	For the Three Months ended July 31, 2023
Expected federal statutory rate	(21)%	(21)%
State Effect on tax rate, net of federal benefit	(4.35)%	(4.35)%
Change in valuation allowance	25.35%	25.35%

Income tax provision (benefit)	1,778,151	1,627,278

The Company, after considering all available evidence, fully reserved its deferred tax assets since it is more likely than not that such benefits may be realized in future periods. The Company has not yet established that it can generate taxable income. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

G. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

F-17

NOTE 3 – NOTES AND OTHER LOANS PAYABLE

Convertible Notes.

Date	Name	Principal	Interest Rate	Maturity Date
October 1, 2018	Bradley Wilson	$6,000.00	12.00% APR	October 1,2019
October 5, 2018	Bradley Wilson	$1,150.00	12.00% APR	October 5, 2019
October 26, 2018	Bradley Wilson	$12,000.00	12.00% APR	October 26, 2019
October 26, 2018	Bradley Wilson	$9,223.00	12.00% APR	October 26, 2019
November 15, 2018	Bradley Wilson	$10,000,00	12.00% APR	November 15, 2019
December 11, 2018	Bradley Wilson	$10,600.00	12.00% APR	December 11,2019
December 17, 2018	CDN Associates, LLC	$10,000.00	8.00% APR	December 18, 2019
January 16,2019	CDN Associates, LLC	$5,000.00	8.00% APR	January 16, 2020
February 6, 2019	Nuemark Group LLC	$25,000.00	8.00% APR	February 6,2020
February 8, 2019	Nuemark Group LLC	$15,000.00	8.00% APR	February 8,2020
February 22, 2019	Nuemark Group LLC	$15,000.00	8.00% APR	February 22,2020
March 6, 2019	Shaun Diedrich	$2,000.00	8.00% APR	March 6, 2020
January 24, 2020	Bradley Wilson	$44,400.00	12.00% APR	January 24, 2021
February 19, 2020	Bradley Wilson	$25,000.00	12.00% APR	February 19, 2021
March 26, 2020	Bradley Wilson	$10,000.00	12.00% APR	March 26, 2021

The Company wrote off the principal and accumulated interest of the above listed Notes in the fourth Quarter of the fiscal year.

The Principal of the Notes written off was Notes $211, 873.00 and accumulated interest $102,067.54.

Total Notes with Accumulated Interest written off $ 313,940.55

NOTE 4 – REGULATION A OFFERING

The Company has sold 82,000,000 units of its securities, with each unit being comprised of three shares of common stock and two warrants to purchase a share of common stock at an exercise price of $.01 per share, in its current Regulation A offering (SEC File No. 024-12157), for a total of $532,000 in cash.

NOTE 5 – BUSINESS DEVELOPMENTS DURING FISCAL 2024

Increased Retail Locations

Greene Concepts, Inc. (GCI) continues its year of exponential growth through 2024 to include significant retail expansion through its sale of its flagship BE WATER brand throughout Walmart stores in North and South Carolina along with a Walmart blanket purchase order agreement through the remainder of 2024 and beyond. GCI also hired a merchandiser company (Anderson Merchandisers) to ensure optimal in-store placement, inventory management and performance tracking within North and South Carolina Walmart stores.

The company began placement of its flagship BE WATER on Walmart shelves in North and South Carolina beginning May of 2024 following its showcase and approval of the brand by Walmart at Walmart’s corporate headquarters in Bentonville, Arkansas during the October 2023 Walmart Open Call event.

F-18

Additional sales continue through multiple online marketplaces throughout the U.S. and multiple retail outlets (to include new national vendors). The number of retail outlets continues to rise nationally along with consumer awareness. The current list of retailers carrying GCI brands includes Walmart, Walmart Marketplace, Camping World, Vitamin Outlet, Bashas, Amazon, Piggly Wiggly and one hundred other business locations near and around the Marion, NC bottling plant.

Increased Marketing

The Company signed an agreement with New to the Street for a 6-part media series initiative showcasing current INKW happenings to the masses. This includes digital ads, billboards, videos, and commercials along with sponsored programming on Bloomberg TV and FOX Business Network.

GCI launched a media campaign with FMW Media’s New to the Street broadcast platform to expand nationwide awareness for both BE WATER. The interview carries a reach of up to 224 million national and international households weekly.

GCI’s brand ambassador, Pancho Alvarez, continues to effectively promote and grow the BE WATER brand regionally within 75 miles of the Company’s bottling plant and also on a national level through social media platforms. Mr. Alvarez also verifies product placement within each store to ensure proper display and branding. The Company is also working with many retailers to create planograms to add new BE WATER products as they plan product display layouts in an effort to be proactive in its approach with Walmart and a number of other retailers toward continued national expansion in 2024.

Increased Partnerships

The Company announced a partnership with Tocca Life Holdings Incorporated (“Tocca Life”) to include Tocca Life Holding's subsidiaries, Be Climbing Inc. and Aiguille Rock Climbing Center. The partnership provides BE WATER awareness, sales, and sponsorship support to the climbing centers (indoor rock climbing is a $2.91 billion market). The partnership also increases opportunities for health and wellness within the $4.5 trillion U.S. healthcare industry while escalating brand awareness for BE WATER among Florida rock climbing enthusiasts.

Business Plan Objectives

GCI’s growth to retailers nationwide, including its ongoing Walmart distribution, remains in-line with its business plan objectives:

• Expand its National Broker Network
• Increase its Manufacturing Capacity
• Expand Retail Distribution
• Add Additional Support Staff (supports the broker network, distributors, and retailers)
• Increase its Marketing and Influencer Campaigns

Increase Retail Growth Streamlining and Preparation

To fully support the Company’s advent into Walmart, GCI engaged in internal training and production preparation to satisfy Walmart’s logistical requirements long-term. In addition to GCI’s warehouse staff completing Walmart Academy Training, GCI hired SPS Commerce for Electronic Data Exchange (EDI) integration, automation, and compliance. A world leader in EDI, SPS Commerce serves as a strategic full-service partner to set up, train and support GCI staff on all Walmart EDI vendor compliance procedures to include automated invoice, shipping, and order processing. These actions allow the Company to get BE WATER onto more Walmart shelves faster and ultimately into the hands of more customers.

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Company Expansion and Product Line Increase

GCI continued its sales increase through the growth of its product lines on Walmart’s Online Marketplace with the availability of both 6-pack and four 6-pack (24 total bottles) configurations for purchase on www.walmart.com. GCI also announced new six-pack delivery configurations of its BE WATER brand to Camping World beyond its historical 24-pack configuration for easier shelf placement/display and consumer transport for purchasing. This offers Camping World store managers multiple selection options between six-packs and the legacy 24-packs of BE WATER.

The Company is also preparing to maximize sales by presenting its gallon-size configuration at the September 24 – 25, 2024 Open Call event at Walmart’s corporate headquarters in Bentonville, AK. If approved, Walmart will begin selling GCI’s gallon-size bottles at both Walmart’s physical stores and on Walmart Marketplace. While at Walmart’s corporate headquarters, the Company was invited to mentor new and potential Walmart vendors along with offering BE WATER bottles to all Open Call participants and several hundred Walmart associates.

GCI has also received multiple Co-pack pre-orders resulting in multiple monthly truckloads of gallon-sized bottles with four (4) one-gallon sized bottles included in each branded box.

GCI completed the installation of the gallon-sized production line to fulfill large-scale purchase orders to ensure clean, sustainable, and eco-friendly bottled artesian spring water.

To proliferate BE WATER expansion, GCI is producing and distributing production to meet the needs of national accounts and expanded customer reach.

1. 24–Pack Cases: Ideal for high demand and bulk availability.

2. 6–Pack Cases: Smaller size for easy shelf placement, portability, and convenience.

3. Four 6-Pack Cases: Combines flexibility and scale with 24 bottles across four packs.

4. Single Bottle: Perfect for cooler displays and single shelf placements.

5. Gallon-Size: Cost-effective, versatile, and ideal for families, parties, and larger gatherings.

6. Private (Third-Party) Label: Customized manufacturing solutions with scalable production, market adaptability, and product diversification.

GCI continues preparing to expand its manufacturing facility by 20,000 sq ft to make it a 75,000 sq ft beverage and bottling facility positioned to serve larger regional and national accounts along with white label manufacturing for outside entities. The building expansion allows for operational growth while affording GCI the space needed to install a high-speed line and also the ability to blow its own bottles which will bring down the cost of goods considerably thereby providing a higher profit margin for GCI.

Bottled Water Industry Connection

Bottled Water continues its expansion as a staple item in the current U.S. economy. Current growth initiatives are occurring within a thriving bottled water industry currently valued at $318 billion in 2023 with a projected reach of $538.58 billion by 2033 at a compound annual growth rate of 5.4% according to Precedence Research with the U.S. being the largest consumer of bottled water in the world. Key factors driving this growth include water scarcity in certain regions, the easy availability of bottled water in retail outlets and increasing consumer health consciousness.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on such evaluation, there are no material events that have occurred that require further disclosure.

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